SUZANO
PETROQUÍMICA

RECEIVED
2007 AUG 28 A 8:27
…CE OF INTE…
[redacted]…RATE F…

07026303

SUPPL

August 15, 2007
SZPQ-GRI – 015/2007

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°. 82-34667

To Whom It May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b) (4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of following documents:

- 2Q07 Earnings Release
- Quarterly Financial Statements for the quarter ended June 30, 2007 (US GAAP)
- Minutes of the Board of Directors Meeting (06.20.07)
- Announcement of Riopol's Tax Isonomy (06.26.07)
- Clarification about REDUC's fire (07.02.07 and 07.03.07)
- Petroflex's clarification about news of company's controlling negotiation (07.12.07)
- Minutes of the Board of Directors Meeting (07.16.07)
- Riopol's CEO leaving announcement (07.20.07)
- FIDC Relevant Fact Notice (07.23.07)
- Riopol's Relevant Fact Notice (07.30.07)
- Petrobras acquire Suzano Petroquímica's controlling shares, Relevant Fact (08.03.07)
- Corportate Events Calendar (08.09.07)

PROCESSED
AUG 31 2007
THOMSON
FINANCIAL

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed/ stamped envelope provided for your convenience.

Truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director

SUZANO PETROQUÍMICA S.A.
ESCRITÓRIO SP: Rua Dr. Fernandes Coelho, 85 - 13° ao 16° andar - Pinheiros - CEP 05423-040 - São Paulo - SP
UNIDADE MAUÁ: Av. Ayrton Senna da Silva, 2700 - Jd. Oratório - CEP 09380-901 - Mauá - SP
UNIDADE CAMAÇARI: Rua Hidrogênio, 1404 - Pólo Petroquímico - CEP 42810-000 - Camaçari - BA
UNIDADE DUQUE: Rua Marumbi, 1400 - Campos Elíseos - CEP 25221-000 - Duque de Caxias - RJ

RECEIVED

2007 ... 22 A 9:2?

CORPORATE EVENTS CALENDAR

Company Name	**SUZANO PETROQUÍMICA S.A.**
Central Office Address	**Av. Brigadeiro Faria Lima, 1355/ 9° andar – Pinheiros 01452-919 São Paulo, SP**
Internet Site	**www.suzanopetroquimica.com.br**
Investor Relations Officer	**Name: João Nogueira Batista**
	E-mail: joaonbatista@suzano.com.br
	Telephone: +55 (11) 3583 5930
	Fax: +55 (11) 3583 5967
Investor Relations Manager	**Nome: Andréa Cristina Pereira e Silva**
	E-mail: andreas@suzano.com.br
	Telephone: +55 (11) 3583-5886
	Fax: +55 (11) 3583-5967
Publications (and locality) in which its corporate documents are published	**Valor Econômico e Diário Oficial do Estado de São Paulo**

The Company is submitted to the arbitration of the Market Arbitration Chamber, according to the Company's By-laws Clause of Commitment.

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2006	
Event	**Date**
Accessible to Shareholders	**02/14/2007**
Publication	**02/14/2007**
Submission to BOVESPA	**02/14/2007**

Standardized Financial Statement (DFP), as of 12/31/2005	
Event	**Date**
Submission to BOVESPA	**02/14/2007**

Annual Financial Statement and Consolidated Financial Statement, when applicable, according to international standards, as of 12/31/2005	
Event	**Date**
Submission to BOVESPA	**03/01/2007**

Remuneration in cash on the results as of the period ended at 12/31/06

Remuneration	**Event - Date**	**Amount(R$)**	**Value (R$/share)**		**Date of Payment**
			Ordinary	**Preferred**	
Dividends	Annual General Meeting - 04/17/2007	R$ 4,800.00	R$ 0.00002	R$ 0.00002	11/20/2007

Annual Financial Statements – IAN, as of 12/31/2006	
Event	**Date**
Submission to BOVESPA	**05.17.2007**

Quarterly Financial Statements – ITR	
Event	**Date**
Submission to BOVESPA	
Referring to 1st quarter	**05/02/2007**
Referring to 2nd quarter	**08/02/2007**
Referring to 3rd quarter	**11/07/2007**

Quarterly Financial Statements – ITR in english or according to international standards	
Event	**Date**
Submission to BOVESPA	
Referring to 1st quarter	**05/15/2007**
Referring to 2nd quarter	**08/15/2007**
Referring to 3rd quarter	**11/14/2007**

Ordinary Shareholders Meeting	
Event	**Date**
Publication of the Call Notice - DOESP	03.31.2007 04.03.2007 04.04.2007
Publication of the Call Notice – Valor Econômico	04.02.2007 04.03.2007 04.04.2007
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	03.30.2007
Ordinary Shareholders Meeting	04.17.2007
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	04.17.2007

Extraordinary Shareholders Meeting	
Event	**Date**
Publication of the Call Notice	
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	
Extraordinary Shareholders Meeting	
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	

Public Meetings with Analysts	
Event	**Date**
APIMEC - SP	02.27.07
APIMEC – Porto Alegre	02.27.07
APIMEC - BH	02.28.07

APIMEC - RJ	02.28.07
APIMEC - RJ	05.08.07
APIMEC - SP	05.09.07

Conference Calls	
Event	**Date**
2006 Earnings Result Conference Call	02.15.2007
1Q07 Earnings Result Conference Call – 12:30 p.m. (Brasília time)	05.03.2007

Board of Directors Meeting	
Event	**Date**
Board of Directors Meeting – 2006 Earnings Results	02.14.2007
Submission of the Minutes of Board of Directors Meeting to BOVESPA	02.14.2007
Board of Directors Meeting – Executive Officers Election	06.20.2007
Submission of the Minutes of Board of Directors Meeting to BOVESPA	06.20.2007
Board of Directors Meeting – FIDC Approval	07.16.2007
Submission of the Minutes of Board of Directors Meeting to BOVESPA	07.16.2007

RECEIVED
2007 AUG 28 A 8:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUZANO HOLDING S.A.
PUBLICLY HELD COMPANY
CNPJ/MF nº. 60.651.809/0001-05

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
CNPJ/MF Nº. 04.705.090/0001-77

RELEVANT FACT NOTICE

Suzano Holding S.A. ("SH") and Suzano Petroquímica S.A. ("SZPQ"), in accordance to the paragraph 4 of article 157, Law Nº. 6.404/76 and also to CVM´s Instruction Nº. 358/02, announce to its shareholders and the market that, in August, 3rd, 2007, was celebrated the share purchase agreement for the acquisition, by Petróleo Brasileiro S.A. - Petrobras ("Petrobras"), of the total amount of SZPQ shares directly or indirectly held by the controlling shareholders of SH, representing 97,264,445 (ninety-seven million, two hundred sixty-four thousand and four hundred and forty-five) common shares, at the maximum price of R$ 13.44 (thirteen Reais and forty-four cents) each, and 75,211,200 (seventy-five million, two-hundred-eleven thousand and two hundred) preferred shares, at the maximum price of R$ 10.76 (ten Reais and seventy-six cents). Those values may suffer minor adjustments due to the due diligence process to be held by Petrobras, as described in the share purchasing agreement.

The acquisition value is R$ 2,116,552,456.71 and shall be paid in cash, in local currency, at the closing of the transaction. The closing shall occur in 90 (ninety) days from today, but not before October 1st, 2007. The conclusion of the deal is subject to the confirmation of certain conditions and, once it results in change of Suzano Petroquimica´s control to Petrobras, it will trigger a Public Offering for the acquisition of the shares held by the other shareholders of SZPQ, according to the terms and conditions pursuant to article 254-A of Law 6.404/76, CVM Instruction 361, the BOVESPA´s Level 2 Listing Regulations and also the article 39 of SZPQ Bylaws (the tag along right).

The operation shall be submitted to the Brazilian anti-trust authorities and, both companies are publicly committed to keep its shareholders and the market properly informed about the further steps up to the conclusion of the deal.

Suzano Group's activities in the petrochemical industry began 30 years ago, when was taken the decision to invest in a segment that was just beginning in Brazil. Nowadays, SZPQ is a world-class company, with access to all sorts

of alternative raw materials, state-of-the-art assets and a team with acknowledged technical competence. The company is the Latin American leader in polypropylene resins production and the second largest producer of thermoplastic resins in Brazil; besides that, Suzano Petroquímica is a joint controller of Rio Polímeros S.A. ("Riopol") (the first Brazilian producer of polyethylene based on natural gas fractions) and Petroflex Indústria e Comércio S.A. ("Petroflex") (synthetic elastomers producer), and is also part of the controlling group of Petroquímica União S.A. ("PQU").

This transaction is part of the strategy defined and implemented since 2004 aiming at positioning SZPQ as a key element in the consolidation of the Brazilian petrochemical industry, in terms of regional position and portfolio of products. We always believed that this movement in the petrochemical sector is necessary to assure a truly global competitive industry in Brazil. Therefore, this deal maximizes the value creation for our shareholders.

Suzano Group, moving forward towards its strategic transformation process, reaffirms its belief in Brazil, due to the certainty of its contribution for the development of the Brazilian petrochemical industry and to its strong willingness to keep investing in activities that creates more jobs, income and high return to its shareholders, specially in the Pulp and Paper business.

We want to express our deepest gratitude and tenderness to all who took part, direct or indirectly, of this successfully history of Suzano Petroquímica. In special to our employees, who have been responsible for this journey full of innovative actions and victories.

Sao Paulo August, 03, 2007.

Suzano Holding S.A.
Fábio Eduardo de Pieri Spina
Executive Vice-President and Investor Relations Officer

Suzano Petroquímica S.A.
João Pinheiro Nogueira Batista
Co-Chief Executive Officer and Investor Relations Officer

RECEIVED

2007 AUG 28 A 8:13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
CNPJ/MF Nº. 04.705.090/0001-77

RELEVANT FACT NOTICE

Sao Paulo, July 30, 2007. The Shareholders of Rio Polímeros S.A. ("Riopol"), according to CVM´s Instruction Nr. 358, announces that the Board of Directors has approved, on July 27th, 2007, the signature for final agreement between Riopol and the EPC contractor of its industrial complex, formed by ABB Lummus and Snamprogetti, that will finalize all the discussions related to the delay of Riopol's start-up. The financial impact of the agreement will be a non-operating revenue of R$ 142 million for Riopol. The settlement agreement is subject to approval from Riopol´s lenders and will be signed on August 1st, 2007.

We believe that this final agreement with the EPC contractor represents a favorable closing for both parties and it is particularly positive for Riopol, especially in this moment that the company is consolidating its presence in the Brazilian petrochemical market.

São Paulo, July 30, 2007.

João Pinheiro Nogueira Batista
Co-Chief Executive Officer and Investor Relations Officer

RECEIVED
2007 AUG 28 A 8:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
CNPJ/MF Nr. 04.705.090/0001-77

RELEVANT FACT NOTICE

São Paulo, July 23, 2007. Suzano Petroquímica S.A. ("Suzano Petroquímica" or the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controller of relevant players in the petrochemical sector – Rio Polímeros S.A. and Petroflex Indústria e Comércio S.A., as well as a shareholder of Petroquímica União S.A. (PQU) – announces that, according to article 12 of CVM Instruction Nr. 358, dated as of January 3, 2002, on July 23, 2007, it has been filed by Intrag Distribuidora de Títulos e Valores Mobiliários Ltda., a company of Itaú Group, as the Administrator of the Receivables Investment Fund Suzano Petroquímica (*Fundo de Investimento em Direitos Creditórios Suzano Petroquímica*) (the "Fund"), the documents required by CVM Instruction Nr. 356, dated as of December 17, 2001, and its further amendments, and Nr. 400, dated as of December 29, 2003, and its further amendments, for the registry of the Fund and public offering of its Senior Quotas (the "Offer"). The Fund's purpose is to acquire credit rights currently held or to be held by Suzano Petroquímica against its customers, as a result of the purchase and sale of petrochemical goods produced and sold by Suzano Petroquímica. The public offer of the Senior Quotas will begin after the registration of the Offer by CVM and the execution of the Credit Rights Assignment Agreement by the Company and the Fund.

The structuring of the Fund is a part of the financial strategy of the Company, being its first fixed income transaction in the capital markets. The capital structure of the Company will be strengthened, due to the optimization of its working capital. The structure of the Fund is innovative in Brazil, due to its off balance sheet characteristics for accounting purposes since the date of its structuring.

São Paulo, July 23, 2007.

João Pinheiro Nogueira Batista
Chief Executive Officer and Investor Relations Officer


SUZANO
PETROQUÍMICA

Investor Relations Team

+ 55 11 3583-5856

+ 55 11 3583-5886

+ 55 11 3583-5827

+ 55 11 3583-5980

szpq_ri@suzano.com.br

São Paulo, July 20, 2007 – Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A. and Petroflex Indústria e Comércio S.A., as well as a shareholder of Petroquímica União S.A. (PQU), informs to its shareholders and the market that the engineer Eduardo Karrer is leaving the CEO position in Riopol.

Eduardo Karrer has requested to quit Riopol's Executive Board, in order to accept new challenges outside the Petrochemical Industry. Karrer will remain as CEO until his substitute is announced.

Suzano Petroquímica, Unipar, Petrobras Química and BNDESPAR, Riopol's controlling shareholders, declared their support to the other members of the Executive Board, that will remain committed with the company's administration and performance. Furthermore, the shareholders publicly acknowledge the successfully path walked through until now and are confident that the new CEO will lead it to a further level of development.

RECEIVED
2007 AUG 28 A 8:29

São Paulo, July 20, 2007.

João Pinheiro Nogueira Batista
Co-CEO and Investor Relations Officer

RECEIVED

2007 AUG 28 A 8:22

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital

Minutes of the Board of Directors Meeting

On July 16, 2007, at 10:00 a.m., in the corporate headquarters, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in this Capital, the Board of Directors of SUZANO PETROQUÍMICA S.A. held a meeting, with the attendance of its undersigned members and, upon invitation, Messrs. João Pinheiro Nogueira Batista and José Ricardo Roriz Coelho, Co-CEOs, and Messrs. Armando Guedes Coelho and Fábio Eduardo de Pieri Spina, Management Committee members. Mr. David Feffer, Chairman of the Board of Directors, took the chair of the meeting, who invited me, Fábio Eduardo de Pieri Spina to act as Secretaries. Subsequently, the Chairman explained that the purpose of this meeting was to deliberate on the approval, by said Board of Directors, of the structuring by the Company of a Receivables Investment Fund ("FIDC SzPQ") with the following characteristics: **(a)** Name: Fundo de Investimentos em Direitos Creditórios Suzano Petroquímica (Suzano Petroquímica Receivables Investment Fund) ; **(b)** Legal Nature: closed condominium fund; **(c)** Assignor of the Receivables: the Company; **(d)** Nature of the Receivables: credit rights free from burden arising from products purchase and sale operations; **(e)** Total Equity: R$ 150,000,000.00 (one hundred and fifty million Reais), out of which R$ 126,000,000.00 (one hundred and twenty-six million Reais) will be represented by senior quotas, R$ 23,250,000.00 (twenty-three million, two hundred and fifty thousand Reais) will be represented by mezzanine quotas and R$ 750,000.00 (seven hundred and fifty thousand Reais) will be represented by subordinated quotas; **(f)** Unit Value of the Quotas: R$ 10,000.00 (ten thousand Reais); **(g)** Duration Term of the 1st Series of Quotas: 3 (three) years; **(h)** Duration Term of the Fund: 10 (ten) years; **(i)** Target Audience: qualified investors as defined by CVM Instruction No. 409; and **(j)** Dealing Market: SFF (Cetip) and SomaFix. Upon the discussion of the matter, the Board of Directors approved by unanimity of the attending members **(a)** the structuring of the FIDC SzPQ by the Company, according to the aforementioned characteristics and in the conditions submitted by the Co-President Directors; **(b)** the assignment of the Company's receivables to FIDC SzPQ; and **(c)** the execution, by the Company, of the Receivables Assignment Agreement with FIDC SzPQ, as well as of the other agreements required to the operation and to the distribution of the FIDC SzPQ quotas in compliance with

the applicable regulations, authorizing the Executive Board to execute all instruments, documents and to take all other acts required to the structuring of the FIDC SzPQ. There being nothing else to be considered, the works were adjourned for the drawing of these minutes that, upon being read and approved, were signed by the attending members. São Paulo, July 16, 2007.

David Feffer
Chairman of the meeting and
Board President

Fábio Eduardo de Pieri Spina
Secretary

Boris Tabacof
Vice-President

Daniel Feffer
Vice-President

Jorge Feffer
Member of the Board

Antonio de Souza Correa Meyer
Member of the Board

Claudio Thomaz Lobo Sonder
Member of the Board

Adhemar Magon
Member of the Board

Pedro Pullen Parente
Member of the Board


SUZANO
PETROQUÍMICA

Investor Relations Team

+ 55 11 3583-5856

+ 55 11 3583-5886

+ 55 11 3583-5827

+ 55 11 3583-5980

szpq_ri@suzano.com.br

São Paulo, July 12, 2007 – Suzano Petroquímica S.A., (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A. and Petroflex Indústria e Comércio S.A., as well as a shareholder of Petroquímica União S.A. (PQU) informs that Petroflex clarified today through a release that its controlling shareholders are still evaluating the proposals received from potential buyers of Petroflex, and that the negotiations held evolved significantly. However, the terms and conditions for an eventual closing have not been reached yet. The company will inform promptly as soon as it has further information.

São Paulo, July 12, 2007.

João Pinheiro Nogueira Batista
Co-CEO and Investor Relations Officer


SUZANO
PETROQUÍMICA

Assessoria de Imprensa:

GWA

+ 55 11 3816-3922

gwa@gwacom.com

São Paulo, July 3, 2007 – Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A. e Petroflex Indústria e Comércio S.A., as well as a shareholder of Petroquímica União S.A. (PQU), informs, complementary to the yesterday's inform, that after evaluating the possible impacts of the fire occurred in Petrobras' Duque de Caxias Refinery (REDUC), the normal operation of Suzano's facility in Duque de Caxias is guaranteed, as well as its production program and, consequently, its customers supply. To achieve that purpose, the Company might use propylene from other sources which are already regular suppliers, maintaining, nevertheless, the normal level of activity at the others facilities.

RECEIVED
2007 AUG 28 A 8: 23

São Paulo, July 3, 2007.

João Pinheiro Nogueira Batista
Co-CEO and Investor Relations Officer


SUZANO
PETROQUÍMICA

Press:

GWA

+ 55 11 3816-3922

gwa@gwacom.com

São Paulo, July 2, 2007 – Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A. e Petroflex Indústria e Comércio S.A., as well as a shareholder of Petroquímica União S.A. (PQU), informs that it is evaluating the possible impacts, on the Company's operation, of the fire occurred in Petrobras' Duque de Caxias Refinery (REDUC).

During the night of June 30 occurred a fire in REDUC that last 5 hours, fortunately without victims and not affecting the neighbor's facilities, like our polypropylene unit and the operations of Riopol and Petroflex.

REDUC is an important feedstock supplier for our facility located near the refinery, and we are now evaluating the extension of the impacts in the propylene supply for our unit and the possible necessary contingently measures. We will bring more news to the market as soon as we get more details about the event.

São Paulo, July 2, 2007

João Pinheiro Nogueira Batista

Co-CEO and Investor Relations Officer


SUZANO
PETROQUÍMICA

Investor Relations Team

+ 55 11 3583-5856

+ 55 11 3583-5886

+ 55 11 3583-5827

+ 55 11 3583-5980

szpq_ri@suzano.com.br

São Paulo, June 26, 2007 – Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A. e Petroflex Indústria e Comércio S.A., as well as a shareholder of Petroquímica União S.A. (PQU), informs to its shareholders and the market that Riopol obtained tax equality to naphtha on Social Contributions (PIS and COFINS).

Riopol informed that the gas fractions, ethane and propane, used to produce basic petrochemical ethylene (the raw material for polyethylene) and propylene, were included in the Law No. 11.488, and signed on June 15, 2007. Thus, ethane and propane obtained the tax equality to naphtha on Social Contribution (PIS and COFINS).

Since February 2007 Riopol was pursuing this tax equality, an important condition that put both, petrochemical industry based on natural gas and naphtha, on the same level of competitiveness regarding social contribution.

São Paulo, June 26, 2007

João Pinheiro Nogueira Batista
Co-CEO and Investor Relations Officer

RECEIVED
2007 JUG 28 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital

Minutes of the Board of Directors Meeting

On June 20, 2007, at 10:00 a.m., in the corporate headquarters, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in this Capital, the Board of Directors of SUZANO PETROQUÍMICA S.A. held a meeting, with the attendance of its undersigned members. Mr. David Feffer, Chairman of the Board of Directors, took the chair of the meeting, who invited me, Fábio Eduardo de Pieri Spina to act as Secretaries. Taking the word, the Chairman said that the purpose of this meeting was to re-elect the Executive Officers, elected on September 22, 2006, with tenure until the meeting of the Board of Directors that elects the officers after the Regular General Meeting of 2008: as **Co-President - JOÃO PINHEIRO NOGUEIRA BATISTA** (CPF/MF No. 546.600.417-00 - RG No. 36.605.155-6 SSP/SP), Brazilian, married, economist, who holds cumulatively the position of **Investors' Relations Officer**; and **JOSÉ RICARDO RORIZ COELHO** (CPF/MF No. 210.373.021-68 - RG 30.831.188-7 SSP/SP), Brazilian, divorced, mechanical engineer; as **Planning, Business Development and Joint Ventures Officer: KATIA MACEDO RODRIGUES** (CPF/MF No. 825.965.067-34 - RG 05.677.974-7 SSP/RJ), Brazilian, legally separated, chemical engineer; as **Financial and Administrative Officer: JOSÉ ALFREDO DE FREITAS** (CPF/MF No. 073.327.678-48 - RG 17.505.568-3 SSP/SP), Brazilian, married, accountant; and as **Industrial and Technology Officer: ANTONIO GOMES DE MATTOS NETTO** (CPF/MF No. 600.524.307-15 - RG 05.820.814-1 IFP/RJ), Brazilian, married, chemical engineer; all of them residing and domiciled in this Capital with business address at Rua Doutor Fernandes Coelho, 85, 13th to 16th floors, ZIP Code 05423-040;
There being nothing else to be considered, the works were adjourned for the drawing of these minutes that, upon being read and approved, were signed by the attending members. São Paulo, June 20, 2007.

David Feffer, Chairman of the Meeting
Fábio Eduardo de Pieri Spina, Secretary

Members of the Board of Director:
David Feffer, President
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Jorge Feffer, Member of the Board
Cláudio Thomaz Lobo Sonder, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Adhemar Magon, Member of the Board
Pedro Pullen Parente, Member of the Board
Roger Agnelli, Member of the Board

RECEIVED
2007 AUG 28 A 8:27

Suzano Petroquímica S.A.

Consolidated Financial Statements for the Six-month Period Ended June 30, 2007 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP - Brazil

1. We have performed a special review of the accompanying consolidated balance sheet of Suzano Petroquímica S.A. (the "Company") and subsidiaries as of June 30, 2007 and the related statement of operations for the six-month period then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management in conformity with Brazilian accounting practices. Our responsibility is to express an opinion on these financial statements.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices.

4. The statements of changes in financial position and cash flows for the six-month period ended June 30, 2007 are presented for purposes of additional analysis and are not a required part of the basic financial statements prepared in accordance with Brazilian accounting practices. Such information has been subject to the review procedures applied in the special review of the financial statements and, based on our special review, we are not aware of any material modifications that should be made to these additional statements.

5. We had previously reviewed the consolidated balance sheet as of March 31, 2007, presented for comparative purposes, and issued an unqualified review report, dated April 27, 2007. We had previously reviewed the consolidated statements of operations, changes in financial position and cash flows for the six-month period ended June 30, 2006 (restated), presented for comparative purposes, and issued an unqualified review report, dated August 4, 2006, based on our review and on the report of other independent auditors on the financial statements of the jointly-controlled subsidiary Politeno Indústria e Comércio S.A.

6. Brazilian accounting practices vary in certain significant aspects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Company has presented the nature and effect of such differences in Note 24 to the financial statements. As discussed therein, the Company has not finalized its complete assessment of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). Accordingly, we were not able to complete our review of the adoption of this accounting standard under U.S. GAAP.

August 7, 2007

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2007
(In thousands of Brazilian reais)

ASSETS	Note	06/30/2007	03/31/2007
CURRENT ASSETS			
Cash and cash equivalents	6	340,674	391,996
Short-term investments		88,540	68,398
Trade accounts receivable	7	344,693	332,248
Inventories	8	264,704	236,507
Recoverable taxes	9	55,810	48,222
Deferred income taxes	10.a	3,652	5,613
Other credits		117,448	104,320
Prepaid expenses		8,344	6,323
Dividend		3,108	-
Total current assets		1,226,973	1,193,627
NONCURRENT ASSETS			
Long-term assets:			
Deferred income taxes	10.a	72,701	79,186
Recoverable taxes	9	185,404	193,186
Escrow deposits		1,248	1,069
Trade accounts receivable	7	7,454	7,724
Other credits		29,042	26,326
Permanent assets:			
Investments	11	35,811	35,809
Property, plant and equipment	13	1,322,739	1,330,241
Deferred charges	14	550,825	573,341
Total noncurrent assets		2,205,224	2,246,882
TOTAL ASSETS		3,432,197	3,440,509

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	06/30/2007	03/31/2007
CURRENT LIABILITIES			
Payables to suppliers		227,309	183,926
Loans	15	313,457	287,074
Debentures	15	303	1,360
Taxes other than income tax		29,803	35,059
Salaries and payroll charges		17,229	9,093
Customer advances		1,018	2,361
Dividends payable		214	214
Other accounts payable		42,799	53,552
Total current liabilities		632,132	572,639
NONCURRENT LIABILITIES			
Long-term liabilities:			
Payables to suppliers		40,755	40,858
Loans	15	1,508,770	1,636,127
Debentures	15	32,191	32,191
Deferred income taxes		1,095	1,016
Taxes other than income taxes		74,714	73,601
Provision for contingencies	16	8,670	9,813
Provision for pension plans		1,810	3,044
Other accounts payable		1,688	11,972
Total noncurrent liabilities		1,669,693	1,808,622
DEFERRED INCOME		37,066	37,965
SHAREHOLDERS' EQUITY			
Capital stock		826,283	826,283
Income reserves		267,023	195,000
Total shareholders' equity		1,093,306	1,021,283
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		3,432,197	3,440,509

The accompanying notes are an integral part of these financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006
(In thousands of Brazilian reais, except for loss per share)

	Note	2007	2006
GROSS OPERATING REVENUES		1,706,986	1,504,921
Taxes on sales and other sales deductions		(375,908)	(340,756)
NET SALES		1,331,078	1,164,165
Cost of sales		(1,070,670)	(1,058,549)
GROSS PROFIT		260,408	105,616
OPERATING (EXPENSES) REVENUES			
Selling expenses		(96,227)	(86,352)
General and administrative expenses		(37,830)	(41,609)
Financial expenses, net	18	(72,269)	(72,706)
Exchange variation	18	117,493	51,308
Goodwill amortization		(27,249)	(32,449)
Other operating revenues		7,338	8,792
OPERATING INCOME (LOSS)		151,664	(67,400)
Nonoperating income		22,640	13,527
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST		174,304	(53,873)
Current income and social contribution taxes	10.b	(35,022)	(977)
Deferred income and social contribution taxes	10.b	(12,546)	26,362
INCOME (LOSS) BEFORE MINORITY INTEREST		126,736	(28,488)
Minority interest		-	(571)
NET INCOME (LOSS)		126,736	(29,059)
LOSS PER SHARE - R$		(0.56)	(0.13)
NUMBER OF SHARES AT QUARTER END		226,695,380	226,695,380

The accompanying notes are an integral part of these financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006
(In thousands of Brazilian reais)

	2007	2006
SOURCES OF FUNDS		
Operation sources of funds (as described below)	127,837	179,600
New long-term loans	41,349	382,992
Increase of noncurrent liabilities	457	8,310
Decrease of noncurrent assets	2,409	87,013
Transfer of noncurrent to current assets	20,837	-
Total sources	192,889	657,915
APPLICATIONS OF FUNDS		
In noncurrent assets:		
Additions in investment	-	1,792
Additions to property, plant and equipment	51,921	42,175
Additions to deferred charges	1,240	20,865
	53,161	64,832
Increase in noncurrent assets	4,782	78,183
Decrease of noncurrent liabilities	1,711	24,502
Transfer of noncurrent to current liabilities	54,588	-
Payment of noncurrent loans	25,271	-
Other	-	43,587
Total applications	139,513	211,104
INCREASE IN WORKING CAPITAL	53,376	446,811
VARIATIONS IN WORKING CAPITAL		
Current assets:		
Beginning of the quarter	1,090,438	879,763
End of the quarter	1,226,973	859,630
	136,535	(20,133)
Current liabilities:		
Beginning of the quarter	548,973	944,711
End of the quarter	632,132	477,767
	83,159	(466,944)
INCREASE IN WORKING CAPITAL	53,376	446,811
OPERATION SOURCES OF FUNDS		
Net income (loss)	126,736	(29,059)
Minority interest on income	-	571
Expenses (revenues) that do not affect working capital:		
Depreciation and amortization	67,738	49,583
Net book value of property, plant and equipment disposals	3,848	189,521
Deferred income taxes	10,426	(41,672)
Provision for losses with ICMS tax - long term	3,402	320
Provision for contingencies - long term	(2,090)	(276)
Goodwill amortization	27,249	31,285
Long-term interest charges, monetary variation and foreign exchange losses	(108,238)	(20,564)
Other	(1,234)	(109)
Funds from operations	127,837	179,600

The accompanying notes are an integral part of these financial statements.

SUZANO PETROQUÍMICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2007 AND 2006
(In thousands of Brazilian reais)

	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES		
Net income (loss)	126,736	(29,059)
Minority interest on income	-	571
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation and amortization	67,738	49,583
Disposal of permanent assets	3,537	33,089
Gain in stock sales	(782)	-
Goodwill amortization	27,249	31,285
Interest charges, monetary variations and foreign exchange losses (gains)	(71,293)	18,341
Provision for contingencies and other	(2,090)	(276)
Deferred income taxes	12,546	(26,413)
Other	8,431	1,103
Changes in assets and liabilities:		
Increase in trade accounts receivable	(37,047)	(76,489)
Decrease (increase) in inventories	(8,706)	27,445
Decrease (increase) in recoverable taxes	3,586	(25,072)
Increase in other current and noncurrent assets	(45,806)	(31,454)
Decrease (increase) in payables to suppliers	27,618	(22,977)
Decrease in other current and noncurrent liabilities	(62,869)	(82,561)
Cash flow from (used in) operating activities	48,848	(132,884)
CASH FLOW FROM INVESTING ACTIVITIES		
Cash collected on sale of equipment/subsidiaries, net of cash of subsidiaries sold	311	125,139
Cash collected in stock sales	1,957	-
Increase in investments	-	(2,802)
Acquisition of minority interest	-	(1,792)
Short-term investments	(206)	13,609
Additions to property, plant and equipment	(51,921)	(42,175)
Additions to deferred charges	(1,240)	(20,865)
Cash flow from (used in) investing activities	(51,099)	71,114
CASH FLOW FROM FINANCING ACTIVITIES		
Payment of dividends	-	(6,206)
Proceeds from new loans	224,591	611,913
Payment of loans	(185,697)	(521,089)
Cash flow from financing activities	38,894	84,618
INCREASE IN CASH AND CASH EQUIVALENTS	36,643	22,848
Cash and cash equivalents at beginning of the quarter	304,031	197,323
Cash and cash equivalents at end of the quarter	340,674	220,171

The accompanying notes are an integral part of these financial statements.

1. OPERATIONS

The operations of Suzano Petroquímica S.A. (the "Company"), a publicly-owned company, include: (a) manufacturing, development, importation and exportation of polypropylene used in the production of auto parts, household appliances, containers, bottles, packaging, carpets, furniture and other; (b) holding company of investments in any company or enterprise; (c) leasing or granting the use of its assets relating to the above activities referred to in item (a) above; and (d) rendering of services relating to the activities described above.

As of July 11, 2006, the Company concluded the first phase of the increase in the production capacity of polypropylene at Mauá's plant. This project increased production capacity of polypropylene by 60,000 tons per year, to 360,000 ton per year, becoming the Mauá plant the largest polypropylene manufacturing facility in Latin America.

The Company holds investments in the following jointly-controlled subsidiaries:

Petroflex Indústria e Comércio S.A. ("Petroflex")

Production of emulsion and solution elastomers used for production of tires, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A. ("Rio Polímeros")

Production (540,000 tons of capacity per year) of polyethylene from the fraction of natural gas extracted from Bacia de Campos, Rio de Janeiro.

On October 31, 2005, Rio Polímeros completed its premarketing operations, which included purchasing and resale of polyethylene manufactured by third parties, the objectives of which were the training of sales, logistics and technical assistance teams, and testing of distribution systems, to prepare for the operating phase of the plant. These premarketing operations were contemplated in the business plan and were reflected in results of operations for the first semester of 2005. In April 2006, Rio Polímeros started its industrial production and considered concluded the construction of the plant facilities denominated Gas Chemical Complex in Duque de Caxias, State of Rio de Janeiro.

2. SALE OF JOINTLY-CONTROLLED SUBSIDIARY

On April 4, 2006, the subsidiary SPQ Investimentos e Participações Ltda. ("SPQ"), Sumitomo Chemical Company, Limited and Itochu Corporation (Japanese group), as sellers, and Braskem S.A., as buyer, entered into an agreement for the purchase and sale of the total equity interest in Politeno Indústria e Comércio S.A. ("Politeno") (which was a Company's jointly-controlled subsidiary). In exchange for the shares in Politeno, SPQ received, on April 6, 2006, a down payment of R$129,704, and a contingent purchase price agreement that will be calculated based on the difference between the net price of polyethylene and the net price of ethene, which is indexed to the price of naphtha (spread of polyethylene). The contingent payment or amount to be received will be calculated over the 18-month period subsequent to the sale. This agreement was classified as a hybrid financial instrument and, consequently, is recorded at its market value at each period end. The Company recorded income relating to this agreement amounting to R$27,786 for the six-month period ended June 30, 2007 (R$5,176 from the beginning of the agreement to June 30, 2006), by the additional received (R$92,142 accumulated), which was classified as nonoperating income in the financial statements. The remaining balance is registered as "Other credits", in current assets.

3. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and the rules and regulations of the Brazilian Securities Commission (CVM).

The preparation of financial statements requires the use of estimates. Accounting estimates were based on objective and subjective factors, including management's judgment in determining the adequate amount to be recorded in the financial statements. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, provisions for losses on other current assets, useful lives of fixed assets, goodwill and its amortization, deferred income tax assets, provision for contingencies and the fair value of financial instruments, including Politeno's contingent purchase price agreement which is accounted for as derivative instrument at fair value. The Company's management reviews its assumptions and estimates regularly.

Until March 31, 2006, Rio Polímeros was in preoperating phase, initiating its operation as of April 1, 2006. Considering such fact, and the sale of jointly-controlled subsidiary Politeno during April 2006 (see Note 2), the statement of operations, as of June 30, 2007, is not comparative with the statement of operations as of June 30, 2006. The balance sheets presented consider the same basis of comparison.

4. DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

a) Recognition of revenues and expenses: Results of operations are recognized on the accrual basis. Sales revenue is recognized when all related risks and benefits of products are transferred to the customer. Revenue is not recognized if there is significant uncertainly as to its realization.

b) Items denominated in foreign currencies: Monetary assets and liabilities denominated in foreign currencies are recorded based on the exchange rate at the balance-sheet date. Changes in exchange rates result in transaction gains and losses which are recognized currently in income.

c) Rights and obligations: Monetarily restated according to contractual financial charges or exchange rates, to reflect amounts accrued through the balance sheet date.

d) Cash and cash equivalents: Include petty cash, bank accounts and highly-liquid temporary cash investments with original maturities of less than 90 days. Temporary cash investments are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

e) Short-term investments: Represented by stock of listed companies recorded at the lower of cost or fair market value.

f) Allowance for doubtful accounts: Recognized based on an individual analysis of accounts receivable in an amount considered sufficient by management to cover probable losses on the realization of receivables.

g) Discounted accounts receivable and vendor operations: The discounted export receivables and vendor operations are registered as reduction of accounts receivable.

h) Inventories: Stated at average cost of acquisition or production, which does not exceed market value. Production costs reflect the full absorption method based on normal utilization of production capacity; the impact of underutilization of capacity is charged to income currently. Spare parts are stated at acquisition cost and charged to manufacturing costs upon consumption or obsolescence.

i) Investments: Goodwill from acquisitions relates to the expectation of future profitability and is being amortized over periods of seven to ten years. The investments in the capital stock of companies which have been destined for sale are reclassified to current assets and are carried at the lower of cost or market value. Negative goodwill reflects the acquisition of Petroflex in the past and the subject business valuation made at that time. Under Brazilian GAAP, negative goodwill is credited to income only upon alienation of subject investment. The Company reviews the accounting practices used by its subsidiaries and, in case of differences with the Company's accounting practices, adjustments are made to conform these accounting practices of the subsidiaries to those of the Company.

j) Property, plant and equipment: Stated at acquisition or construction cost, plus interest and other financial charges incurred during construction. Depreciation is computed under the straight-line method at the rates based on the estimated useful lives of the assets (see Note 13). Expenses related to scheduled shutdown of plants are capitalized in the cost of related assets and depreciated during the period between the current shutdown and the next scheduled shutdown, the intervals may vary from one up to three years.

k) Deferred charges: Expenditures incurred during the preoperating phase are recorded at cost and deferred and amortized after the start-up until ten years. In the consolidated balance sheet and in the Company's individual balance sheet after the merger of subject companies, balances of goodwill resulting from the acquisition of subsidiaries are reclassified to deferred charges. Goodwill from acquisitions relates to the expectation of future profitability, which has been amortized over a period of seven to ten years.

l) Income and social contribution taxes: Recognized on the accrual basis. Deferred income taxes have been provided for on temporary differences between the tax basis and book basis of assets and liabilities. Deferred income taxes on tax losses and temporary differences were recognized taking into account the historical profitability and the expectations of generation of future taxable income based on feasibility studies. Subsidiaries located in the State of Bahia or which operate plants located there are entitled to a benefit of reduction in and/or exemption of income tax which was granted in prior years. The benefit is deducted from income tax payable and recorded by the individual companies as capital reserves, directly in shareholders' equity. For purposes of the consolidated financial statements, income tax expense is stated at the amount net of the tax-incentive exemption or reduction.

m) Provisions: A provision is recorded in the balance sheet when it is probable that the Company has incurred a loss and the amount can be reasonable estimated. Provisions are recorded based on the best estimates of the risk involved which are supported by the external legal counsel's opinion. The balances of provisions are deducted of escrow, if applicable.

n) Deferred income: Related to negative goodwill from prior acquisitions of shares of Polibrasil companies that have been merged into the Company, which have been amortized over a period of seven years, the same period of amortization of the goodwill paid in the last acquisition of Polibrasil companies.

o) Interest on capital: Interest on capital received from subsidiaries and affiliates is credited to the investment caption, and interest on capital paid or payable to shareholders is charged to retained earnings.

p) Pension plan contributions: Contributions to private defined-contribution pension plans, computed according to the rules of such plans, are charged monthly to income. For the few cases of employees who remain entitled to defined-benefit plans, a provision is recorded to recognize the possible deficit, if any, determined on the basis of studies developed by independent actuaries.

q) Statements of changes in financial position and cash flows: The statement of cash flows is presented as supplemental information and has been prepared in accordance with Accounting Standard - Procedure No. 20, "Statement of Cash Flows", issued by the Brazilian Institute of Independent Auditors (IBRACON), and the statement of changes in financial position is presented for the purpose of quarterly financial statements.

5. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements include the Company and its direct and indirect subsidiaries, and the Company's jointly-controlled subsidiaries, which were proportionally consolidated, according to the following participations:

	06/30/2007 and 03/31/2007		06/30/2006	
	Voting %	Total %	Voting %	Total %
Suzanopar Petroquímica Ltd.	100.00	100.00	100.00	100.00
Rio Polímeros S.A.	33.33	33.33	33.33	33.33
SPQ Investimentos e Participações Ltda.	100.00	100.00	100.00	100.00
Petroflex Indústria e Comércio S.A.	20.14	20.12	20.14	20.12
Polipropileno Participações S.A.	-	-	99.43	99.18

Description of the main consolidation procedures:

- Elimination of assets and liabilities between consolidated companies.
- Elimination of participation in capital, reserves and retained earnings of consolidated subsidiaries.
- Elimination of income, expenses and unrealized income from intercompany transactions.
- Segregation of minority interests from equity and results of operations.
- The elements of the financial statements of jointly-controlled subsidiaries were consolidated and eliminated (when this was the case) at the subject percent rate of participation in total capital (proportional consolidation).

6. CASH AND CASH EQUIVALENTS

	06/30/2007	03/31/2007
Bank accounts	14,297	27,723
Temporary cash investments	326,377	364,273
	340,674	391,996

Temporary cash investments represent substantially highly liquid investments (original maturities shorter than 90 days) and which principally bear interest at a proportion of the CDI rate (Interbank Deposit Certificate). These investments bear interest at 100% to 103% of CDI.

7. TRADE ACCOUNTS RECEIVABLE

	06/30/2007	03/31/2007
Domestic clients	434,205	426,563
Foreign clients	111,952	112,901
	546,157	539,464
Discounted receivables	(13,593)	(18,318)
Vendor operations (*)	(161,231)	(161,380)
Allowance for doubtful accounts	(19,186)	(19,794)
	352,147	339,972
Receivables classified under current assets	344,693	332,248
Receivables classified under noncurrent assets	7,454	7,724

(*) Operations by means of which customers obtain bank funding to settle in cash their purchases from the Company, which provides guarantees to the banks. In case of delinquent customers, the Company must reimburse these banks.

The jointly-controlled subsidiary Petroflex established the Receivables Investment Fund (FIDC I) in December 2003, as an open-end fund, which was discontinued in March 2007. Replacing that fund, the jointly-controlled subsidiary Petroflex established a new Receivables Investment Fund (FIDC II), as a closed-end fund, with a five-year maturity, which is managed by Votorantim Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. and is characterized by the securitization of receivables of the jointly--controlled subsidiary arising from transactions between the jointly-controlled subsidiary and its customers in the domestic market, in accordance with established terms and conditions. As of June 30, 2007, the jointly-controlled subsidiary holds 1,009 subordinated shares of the FIDC II, equivalent to R$26,006, with unit value of R$25.77, representing 20% of the total shares. The remaining shares are held by third parties. The financial positions of the FIDC I and FIDC II were consolidated in the Company's financial statements as of June 30 and March 31, 2007, respectively, in proportion to the Company's interest in the jointly-controlled subsidiary.

The summary of aging of accounts receivable is as follows:

	06/30/2007	03/31/2007
Current accounts:		
From 1 to 30 days	273,380	298,126
From 31 to 60 days	134,798	119,049
From 61 to 90 days	44,372	50,346
From 91 to 360 days	13,725	17,681
More than 360 days	7,454	7,724
	473,729	492,926

	06/30/2007	03/31/2007
Past-due accounts:		
From 1 to 30 days	44,749	13,620
From 31 to 60 days	1,204	4,376
From 61 to 90 days	1,035	2,094
From 91 to 360 days	20,892	19,522
More than 360 days	4,548	6,926
	72,428	46,538
	546,157	539,464

8. INVENTORIES

	06/30/2007	03/31/2007
Finished products	191,151	153,355
Work in progress	2,531	3,181
Raw materials	49,389	58,346
Auxiliary materials and other	2,333	1,145
Maintenance materials	22,388	23,891
Provision for losses	(3,088)	(3,411)
	264,704	236,507

9. RECOVERABLE TAXES

	06/30/2007	03/31/2007
Advances for income and social contribution taxes	11,067	10,276
Recoverable ICMS tax - Mauá plant	59,688	50,868
Recoverable ICMS tax - Camaçari plant	56,848	59,614
Recoverable ICMS tax - other	88,811	84,185
Provision for losses on ICMS tax credits	(9,272)	(8,529)
Other	34,072	44,994
	241,214	241,408
Amount classified under current assets	55,810	48,222
Amount classified under noncurrent assets	185,404	193,186

The Company and its jointly-controlled subsidiaries have accumulated ICMS (State Value--Added Tax - VAT) tax credits as a result of the interstate sales, the tax rate of which is lower than the rate on purchases of raw materials, and of export sales which are exempted from this State tax.

The Company and the jointly-controlled subsidiaries have developed tax planning strategies for recovery of accumulated ICMS tax credits represented by the initiatives discussed below. The provisions for losses on these credits have been determined on the basis of the average discounts granted in negotiations with third parties to sell such credits.

Company

Plant located in Camaçari - BA

1) Deferral (exemption) of ICMS tax on importation of materials used for manufacturing purposes, on purchases from suppliers located in the State of Bahia and on importation of machinery and equipment. As a result, beginning in March 2005, there have been no new credits on these acquisitions, permitting the realization of existing credits.

2) Monthly transfer of ICMS tax credits arising from local sales to the naphtha cracker (Bahiaplast Program, ProBahia and Desenvolve).

3) Pending approval from State tax authorities (Bahia), since August 2006, for the sale to third parties of R$30 million of tax credits arising from the acquisition of raw materials. The Company concluded, during the second quarter of 2007, with authorization of the State of Bahia, the sale of credits of ICMS for third parties, for R$4.6 million.

Plant located in Mauá - SP

1) Negotiations with the State tax authorities for the transfer of ICMS tax credits on exports, amounting to R$14 million, to be used for the payment of raw material purchases without any discount.

2) Negotiation of tax incentive project for the plastic transformation industry chain with the State tax authorities, aimed at the reduction of the intra-state tax rate of basic and intermediary petrochemical products to 12%, neutralizing the accumulation of unused balances of credits resulting from the inter-state sales.

3) Restructuring of operations among plants to optimize the utilization of tax credits.

Jointly-controlled subsidiaries

Rio Polímeros

The Company's participation in the tax credits of Rio Polímeros on June 30, 2007 amounts to R$77,155 (R$77,360 on March 31, 2007), being the portion of R$66,780 related to deferred credits, recorded based on Decree-Law No. 25,665/99, charged in the importation of equipment utilized in the construction of the industrial facilities. The Decree-Law allows the postponement of the payment of VAT for six years, considering the acquisition date, without charging interest. At the moment taxes become due, the jointly-controlled subsidiary has the right to compensate the amount with monthly VAT obligation generated in the course of its normal operations, in a period of 48 months. Therefore, in the consolidated financial statements, the amount of R$66,780 is recorded as noncurrent assets (classified as "Recoverable taxes) and noncurrent liabilities (classified as "Taxes other than income taxes") in the same amount.

The Company and the jointly-controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the asset to the likely value to be recovered.

10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income tax

Deferred income tax of the Company, its subsidiaries and jointly-controlled subsidiaries included in the financial statements arises from temporary differences and tax losses.

On June 30, 2007, the Company has accumulated tax losses for purposes of corporate income tax amounting to R$122,138 (R$139,358 on March 31, 2007) and tax losses for purposes of social contribution tax amounting to R$135,268 (R$152,599 on March 31, 2007).

The composition of deferred income tax assets is as follows:

	06/30/2007	03/31/2007
Credits on tax loss carryforwards:		
Income tax	40,549	46,241
Social contribution tax	15,817	17,841
Credits of income and social contribution taxes on temporary differences	19,987	20,717
	76,353	84,799
Amount classified under current assets	3,652	5,613
Amount classified under noncurrent assets	72,701	79,186

The Company's management and management of jointly-controlled subsidiaries, based on profit projections, recognized tax credits on accumulated tax losses (for both corporate income and social contribution tax purposes). These tax losses do not expire, but are limited to 30% of yearly taxable income.

The tax credits recovery estimates were based on taxable income projections, considering different financial and business assumptions on the date of preparation of such projections. Therefore, actual results could differ from those estimates.

Based on mentioned estimated projections of the Company's management and management of jointly-controlled subsidiaries, the realization of such tax credits is expected as follows:

Year of realization	Consolidated
2007	2,840
2008	11,946
2009	525
2010	352
2011	722
As from 2012	59,156
	75,541

The Company tax credits will be realized on after 2012.

b) Income tax expense reconciliation

	06/30/2007	06/30/2006
Income (loss) before income taxes	174,304	(53,873)
Income and social contribution taxes on nominal fiscal rate as 34%	(59,262)	18,317
Expense of income taxes at combined rate	-	(62)
ADENE - tax incentives	1,467	900
Goodwill amortization	-	(611)
Interest on capital received	-	63
Deferred income and social contribution taxes registered during the period from losses of prior years	781	-
Other permanent additions	9,446	6,778
Total income tax credit	(47,568)	25,385
Current income taxes	(35,022)	(977)
Deferred income taxes	(12,546)	26,362
	(47,568)	25,385

The Company has tax incentives of 25% as reduction of corporate income tax on the portion of operating profits earned by the Camaçari plant (State of Bahia) up to fiscal year 2008 and 12.5% between 2009 and 2013, a tax-incentive region subject to the jurisdiction of ADENE (Northeast Region Development Agency). The total amount of tax incentive as of June 30, 2007 was R$651.

The jointly-controlled subsidiary Petroflex has tax incentives up to fiscal year 2008, consisting of income tax exemption on the portion of operating profits earned in the tax-incentive region subject to ADENE jurisdiction. The Company's equivalent participation on such incentive for the first six months of 2007 was R$816.

11. INVESTMENTS

	06/30/2007	03/31/2007
Petroquímica União S.A. - common stock	33,385	33,385
Other	2,426	2,424
	35,811	35,809

Position and summary of activity of investments in consolidated subsidiaries:

	SPQ Investimentos e Participações Ltda.	Rio Polímeros S.A.	Suzanopar Petroquímica Ltd.	Total
a) Interest in the capital as of June 30, 2007				
Shares owned:				
Quotas	196,920	-	270	-
Common shares	-	423,966	-	-
Voting capital	100.00%	33.33%	100.00%	-
Total capital	100.00%	33.33%	100.00%	-
b) Information on subsidiaries as of June 30, 2007				
Capital	227,042	1,469,807	632	-
Adjusted shareholders' equity	328,732	1,426,977	767	-
Adjusted results for the period	42,202	54,713	(65)	-
c) Investments				
Balance as of December 31, 2006	286,530	457,421	832	744,783
Equity in earnings (losses)	42,202	18,238	(65)	60,375
Balance as of June 30, 2007	328,732	475,659	767	805,158

The position and summary of activity of the investment of SPQ interest in its jointly-controlled subsidiary Petroflex on June 30, 2007 was as follows:

	Petroflex Indústria e Comércio S.A.
a) Interest in the capital as of June 30, 2007	
Voting capital	20.1412%
Total capital	20.1191%
b) Shares owned	
Common shares	23,630
Preferred shares	11,560
c) Information on subsidiaries as of June 30, 2007	
Capital	161,880
Adjusted shareholders' equity	380,816
Adjusted results for the period	42,738
d) Investment	
Balance as of December 31, 2006	68,091
Equity in earnings	8,526
Balance as of June 30, 2007	76,617
Negative goodwill	(17,593)
	59,024

The balance sheets and statements of operations of the subsidiaries and proportionally consolidated subsidiaries, used in the consolidation, are presented below (total amounts, without considering the Company's proportional interest):

	SPQ Investimentos e Participações Ltda.		Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd.	
	Company		Company		Consolidated		Company	
	06/30/2007	03/31/2007	06/30/2007	03/31/2007	06/30/2007	03/31/2007	06/30/2007	03/31/2007
ASSETS								
Current assets	270,640	255,725	428,122	524,038	571,693	580,850	767	807
Cash and cash equivalents	144,330	141,553	2,527	141,836	152,568	147,461	767	807
Short-term investments	-	-	63,789	455	-	-	-	-
Trade accounts receivable	-	-	134,119	161,461	193,825	191,754	-	-
Inventories	-	-	106,193	121,351	118,658	136,358	-	-
Recoverable taxes	441	604	92,963	-	43,944	43,400	-	-
Other credits	125,869	113,568	28,531	98,935	62,698	61,877	-	-
Noncurrent assets	59,060	53,489	3,133,270	3,174,563	580,826	578,918	-	-
Recoverable taxes	-	-	292,814	300,162	47,073	42,423	-	-
Other credits	4	3	1,873	1,815	6,617	5,933	-	-
Investments	59,056	53,486	-	-	2,896	2,896	-	-
Property, plant and equipment	-	-	2,280,122	2,298,809	524,240	527,666	-	-
Deferred charges	-	-	558,461	573,777	-	-	-	-
TOTAL ASSETS	329,700	309,214	3,561,392	3,698,601	1,152,519	1,159,768	767	807

	SPQ Investimentos e Participações Ltda.		Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd.	
	Company		Company		Consolidated		Company	
	06/30/2007	03/31/2007	06/30/2007	03/31/2007	06/30/2007	03/31/2007	06/30/2007	03/31/2007
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities	968	1,026	300,842	364,636	327,633	372,140	-	-
Loans	-	-	160,532	224,949	89,932	90,909	-	-
Other liabilities	968	1,026	140,310	139,687	237,701	281,231	-	-
Noncurrent liabilities	-	-	1,833,573	1,940,505	378,900	368,562	-	-
Loans	-	-	1,507,642	1,617,589	286,244	269,779	-	-
Other liabilities	-	-	325,931	322,916	92,656	98,783	-	-
Shareholders' equity	328,732	308,188	1,426,977	1,393,460	445,986	419,066	767	807
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	329,700	309,214	3,561,392	3,698,601	1,152,519	1,159,768	767	807
STATEMENTS OF OPERATIONS	06/30/2007	06/30/2006	06/30/2007	06/30/2006	06/30/2007	06/30/2006	06/30/2007	06/30/2006
Net sales	-	-	747,021	284,036	712,397	631,294	-	-
Cost of sales	-	-	(595,886)	(295,603)	(607,412)	(563,797)	-	-
Gross profit (loss)	-	-	151,135	(11,567)	104,985	67,497	-	-
Operating income (expenses)	(589)	877	(91,946)	(37,780)	(39,314)	(38,877)	-	-
Equity in earnings	8,526	-	-	-	-	-	-	-
Interest income (loss)	8,303	3,923	24,648	(35,733)	(10,181)	(20,965)	(65)	(61)
Operating income (loss)	16,240	4,800	83,837	(85,080)	55,490	7,655	(65)	(61)
Nonoperating revenues	27,786	5,177	4	-	77	786	-	-
Income taxes	(1,824)	900	(29,128)	27,489	(18,778)	(2,393)	-	-
NET INCOME (LOSS)	42,202	10,877	54,713	(57,591)	36,789	6,048	(65)	(61)

12. RELATED PARTIES

The balances and transactions with related parties are described below:

	06/30/2007			03/31/2007		Six months ended as of June 30, 2007
	Assets	Liabilities		Assets	Liabilities	
	Current	Current	Revenue	Current	Current	Revenue
	Accounts receivable	Accounts payable	(expense or purchases)	Accounts receivable	Accounts payable	(expense or purchases)
SPP Agaprint Indústria e Comércio Ltda.	33,700	-	55,668	36,022	-	32,632
Clion Indústria e Comércio Ltda.	13,876	-	23,195	11,884	-	10,544
Suzano Holding S.A.	-	159	(1,454)	-	245	(1,256)
	47,576	159	77,409	47,906	245	41,920

13. PROPERTY, PLANT AND EQUIPMENT

		Consolidated					
	Weighted- -yearly average depreciation rate - %	06/30/2007			03/31/2007		
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Land	-	21,021	-	21,021	25,302	-	25,302
Buildings	4	137,736	(33,539)	104,197	137,693	(32,392)	105,302
Buildings	2.5	11,439	(2,495)	8,944	18,141	(2,378)	15,763
Machinery and equipment	10	574,839	(284,315)	290,524	572,397	(268,975)	303,422
Machinery and equipment	3.3	709,788	(30,904)	678,884	714,141	(24,844)	689,297
Machinery and equipment	5.7	74,585	(25,956)	48,626	63,757	(25,190)	38,567
Furniture, fixture and installations	10	74,927	(46,956)	27,971	74,748	(45,765)	28,983
Vehicles	20	4,764	(2,464)	2,300	4,400	(2,495)	1,905
Leasehold improvements	50	327	(280)	47	327	(273)	54
Computer hardware and other	20	20,171	(11,171)	9,000	19,962	(10,712)	9,250
Other items	10	39,738	(3,627)	36,111	40,190	(3,161)	37,029
Construction in progress	-	95,111	-	95,111	75,367	-	75,367
		1,764,446	(441,707)	1,322,739	746,425	(416,185)	1,330,241

Transfer of land use rights

Under the agreement signed with the city authorities of Duque de Caxias, based on the applicable legislation, Rio Polímeros S.A. has the right of use of the land where the petrochemical plant is located for a period of 50 years, renewable for another 50 years. As per the agreement, the city authorities transferred the right of use of 87.49% of the land destined to the construction of the plant. The legal process aimed at transferring the right of use of the remaining portion of the land has been conducted at the 4th Civil Court of Duque de Caxias.

Before the application of the equity method and the consolidation process, the shareholders' equity of Petroflex was adjusted in order to exclude the effects of revaluation of assets recorded on the subsidiary's book in December 2006, which amounted to R$13,112. The reversal was made to conform the financial position and results of operations of Petroflex to the accounting practices adopted by the Company.

14. DEFERRED CHARGES

	06/30/2007			03/31/2007
	Cost	Amortization	Net book value	Net book value
Technology	75,396	(50,463)	24,933	27,431
Goodwill	418,374	(92,713)	325,661	340,320
Preoperating expenses	212,628	(26,475)	186,153	191,259
Other	30,092	(16,014)	14,078	14,331
	736,490	(185,665)	550,825	573,341

Technology

Refer to the acquisition of use rights of technology, used in productive processes, which have been amortized in five years.

Goodwill

Refers to the acquisition of Basell Brasil Poliolefinas Ltda., which was computed based on the equity of Polibrasil as of August 31, 2005 and recorded based on the expectation of future profitability, and is being amortized over seven years, the period used in the projections that determined the business valuation. There has been no specific allocation from the acquisition price to property, plant and equipment since the book value approximated its fair value as determined by independent appraisers on the date of acquisition. After the merger of Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas and Polibrasil Compostos, on November 30, 2005, the goodwill balance was transferred to deferred charges in the Company's balance sheet, maintaining the amortization period of seven years.

Preoperating expenses

Rio Polímeros

These deferred charges refer to manufacturing costs incurred during the preoperating phase of the Rio Polímeros plant (R$84,914), construction of a water transportation system in partnership with Petrobras (R$17,144), and disbursements for payroll, services, taxes and other (R$110,570) incurred during the preoperating phase. In April 2006, Rio Polímeros started its operations.

15. LOANS

Company	Yearly interest rate - %	06/30/2007 Current	06/30/2007 Noncurrent	03/31/2007 Current	03/31/2007 Noncurrent
In local currency:					
BNDES (National Bank for Economic and Social Development)	TJLP + 5	6,962	-	13,879	-
"Compror"	(*)	41,334	-	43,870	-
Export credit note - Banco Itaú	CDI + 0.462	19,609	75,000	16,289	75,000
Export credit note - Banco Bradesco	105.5 of CDI	3,175	96,000	6,082	96,000
Export credit note - Banco do Brasil	106 of CDI	5,900	100,000	2,416	100,000
FINEM (enterprise funding)	TJLP + 3.02	2,178	44,010	467	45,515
		79,158	315,010	83,003	316,515
In foreign currency:					
Advance on export contracts	5.50 to 6.37	135,264	-	101,922	-
IFC - Portion A	Libor + 2.75	82	96,270	2,439	102,520
IFC - Portion B	Libor + 2.00	22,913	247,093	6,215	287,056
IFC - Portion C	Libor	39	19,254	323	20,504
Export credit note - Banco Votorantim	7.97	4,562	192,540	726	205,040
Advanced export - Banco ABN Amro Real	Libor + 1.60	31	105,897	65	112,772
Advanced export - Banco Santander	Libor + 1.79	-	-	417	25,630
FINEM (enterprise funding)	2.52	107	4,760	51	4,807
		162,998	665,814	112,158	758,329
		242,156	980,824	195,161	1,074,844

(*) The interest rates defined in the loan agreement are between 26% and 57.3% of CDI or exchange variation of U.S. dollar for the same period if it is higher.

Subsidiaries	Yearly interest rate - %	06/30/2007 Current	06/30/2007 Noncurrent	03/31/2007 Current	03/31/2007 Noncurrent
Rio Polímeros S.A.:					
Local currency:					
BNDES - Subcredit A	TJLP + 5	19,676	214,371	19,181	187,160
BNDES - Subcredit B	TJLP + 5	-	-	3,769	36,776
BNDES - Subcredit C	UMBNDES + 5	3,802	40,608	4,760	45,320
BNDES - Sub A	TJLP + 4.50	566	6,133	650	6,413
BNDES - Sub B	UMBNDES + 3	82	894	97	996
FUNDES	6.17	313	20,077	226	15,385
"Compror"	90 of CDI	529	-	8,123	-
		24,968	282,083	36,806	292,050
Foreign currency:					
U.S. Exim Bank	5.51	10,653	119,007	11,532	133,210
SACE	5.51	8,019	101,457	8,567	113,936
Advance on export contracts	5.10 to 5.43	9,871	-	18,078	-
		28,543	220,464	38,177	247,146
		53,511	502,547	74,983	539,196

Subsidiaries	Yearly interest rate - %	06/30/2007 Current	06/30/2007 Noncurrent	03/31/2007 Current	03/31/2007 Noncurrent
Petroflex Indústria e Comércio S.A.:					
Local currency:					
BNDES	TJLP + 3.50 and UMBNDES + 5	1,552	2,721	1,553	3,101
FINEP	TJLP + 0.40	735	5,994	634	6,242
		2,287	8,715	2,187	9,343
Foreign currency:					
U.S. Exim Bank	Libor + 1.22	269	331	275	352
BNDES	UMBNDES + 11.17	343	704	367	842
Interest on discount export bills	5.27	167	-	213	-
Advanced exports	Libor + 1.66	853	10,231	68	11,550
FININP	1 + spread of 0.4%	11	5,418	-	-
Advance on export contracts	5.54	13,860	-	13,820	-
		15,503	16,684	14,743	12,744
		17,790	25,399	16,930	22,087
Consolidated:					
Local currency		106,413	605,808	121,996	617,908
Foreign currency		207,044	902,962	165,078	1,018,219
		313,457	1,508,770	287,074	1,636,127

TJLP - long-term interest rate

CDI - interbank deposit certificate

UMBNDES - monetary unit of BNDES

In January 2006, the jointly-controlled Petroflex issued debentures amounting to R$160,000, with a total term of five years (final maturity at December 1, 2010). These debentures bear interest at 104.5% of the accumulation of daily averages of CDI rates.

On June 30, 2007, the proportional amount of the obligation consolidated by the Company was R$303, current portion, and R$32,191, noncurrent portion.

The debenture indenture requires that certain semiannual financial ratios be maintained, and such requirement has been complied with at June 30, 2007.

As of June 30, 2007, the long-term portion of loans matures as follows:

		Jointly-controlled subsidiaries		
	Company	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Consolidated
2008	41,178	27,817	4,490	73,485
2009	108,829	56,789	6,575	172,193
2010	108,829	54,910	5,125	168,864
2011	144,829	54,910	9,209	208,948
2012	168,829	60,028	-	228,857
2013	125,096	67,058	-	192,154
2014	44,697	68,253	-	112,950
2015 hereafter	238,537	112,782	-	351,319
	980,824	502,547	25,399	1,508,770

Guarantees of loans

Company

The loans with International Finance Corporation - IFC are guaranteed by the Parent Company, Suzano Holding S.A., at a fee of 0.6% per year. The loans are also guaranteed by Company's installations and machinery and equipment of the plants located in Mauá, State of São Paulo, and in Camaçari, State of Bahia.

The FINEM loan is guaranteed by a junior mortgage of a property of the plant in Duque de Caixas, State of Rio de Janeiro.

Jointly-controlled subsidiaries

- Rio Polímeros

  Cash flow of future operations, supported by export contracts, capital stock of Rio Polímeros owned by shareholders Suzano Petroquímica S.A., Unipar - União de Indústrias Petroquímicas S.A. and Petrobras Química S.A. - Petroquisa, and subrogation of the license of use of land.

- Petroflex

  - BNDES - guarantee provided by related companies Braskem S.A., Suzano Petroquímica S.A. and Unipar - União de Indústrias Petroquímicas S.A. and mortgage of property located in Triunfo, State of Rio Grande do Sul.

  - FINEP - first degree mortgage of property located in Duque de Caxias, State of Rio de Janeiro.

Index or rate	06/30/2007
Long-term interest rate (TJLP) (b)	6.50%
Interbank deposit certificate (CDI) (b)	11.87%
Exchange variation (a)	(9.91)%
Monetary unit of BNDES (UMBNDES) (a)	(10.13)%
TJLP related ratio (URTJLP) (a)	0.24%
Reference rate (TR) (a)	0.91%
General market price index (IGP-M) (a)	1.46%

(a) 2007 first semester variation.

(b) Current annual rate as of June 30, 2007.

Pursuant to certain loan agreements, the Company is required to comply with certain semester and annual financial covenants, computed using quarterly financial statements and financial statements, respectively, prepared in accordance with generally accepted accounting principles in Brazil, related to the loan agreement with Banco Votorantim, and annually based on financial statements prepared in accordance with generally accepted accounting principles in the United States of America - U.S. GAAP as it relates to the contract with the International Finance Corporation - IFC and Banco ABN Amro Real.

As of June 30, 2007, the Company was in compliance with all the restrictive clauses.

16. PROVISIONS AND COMMITMENTS

The provision recorded to recognize probable losses in administrative and judicial disputes related to tax, labor and government-mandated pensions is considered sufficient, according to the assessment of legal counsel and other legal advisors.

The summary of the activity of the provision for contingencies as of June 30, 2007 is as follows:

a) Provisions

	03/31/2007	Additions	Reversal	Payments	06/30/2007
Labor	5,650	72	-	(139)	5,583
Tax	5,066	10	(150)	(1,050)	3,876
Civil	3,399	43	-	-	3,442
Escrow deposits	(4,302)	(178)	-	249	(4,231)
Total	9,813	(53)	(150)	(940)	8,670

As of June 30, 2007, the Company is involved in other legal disputes amounting to R$45,532 and the likelihood of losses is considered reasonably possible (not probable) by outside legal counsel, which, accordingly, the Company has not been recording provisions for these disputes.

As of June 30, 2007, the Company has contingent assets, and its outside legal counsel is of the opinion that a favorable outcome is probable, amounting approximately to R$7,788. The gain will be recorded only after the receipt of final irrevocable court decisions.

Labor lawsuit concerning clause 4th (relating to the former subsidiaries Polibrasil Resinas and Politeno)

Under the collective negotiation agreement between Polibrasil Resinas (plant located in Camaçari, State of Bahia) and Politeno, among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990. Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements. The Regional Labor Court decided in favor of the workers' union, and this decision was later changed in part due to the appeal filed with the Superior Labor Court. In 1998, the Companies' association filed an extraordinary appeal with the Federal Supreme Court.

Initially the Federal Supreme Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over Federal law, particularly law concerning the public order in Brazil. The Federal Supreme Court's decision on this matter is not definitive. The Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted until then has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded.

b) Commitments

The Company has take-or-pay contracts for raw material purchase effective through September 2026 and the total contracted purchase amount is approximately R$11.5 billion for this quarter. Historically, the Company has fully consumed the contracted quantities of raw materials.

Commitments for purchase of raw materials per year are as follows:

Year	R$
2007 (six remaining months)	562,171
2008	1,124,342
2009	1,124,342
2010	1,124,342
2011	1,124,342
2012	1,124,342
2013 to 2026	5,370,399
	11,554,281

The Company provides contingent guarantees, jointly with Suzano Papel e Celulose S.A., for the payment of future supply of raw material by Petrobras S.A. to Rio Polímeros. Such guarantees will be extinguished from: (i) the payment of these amounts by Rio Polímeros; or (ii) the payment of all obligations of Rio Polímeros to the creditors under the long-term loan agreements (scheduled for the second quarter of 2016), whichever occurs first. The Company also has additional obligations deriving from payments for the construction of the water main to supply water for the Rio Polímeros project, which has been made according to our financial planning.

Pursuant to the agreement, the Company is liable, in proportion to the interest sold, for liabilities of Politeno, not specified in the agreement and relating to the period prior to the sale, provided that they, individually or in the aggregate, exceed R$12.0 million (floor trigger), arising within three years after the sale date (April 4th, 2006). To date, there are no lawsuits with unfavorable outcome for the period prior to the sale that are not mentioned in the respective agreement.

Rio Polímeros S.A.

Under the terms of the raw material supply agreement signed with Petrobras on December 22, 2000, Rio Polímeros has acquired the right to receive raw materials (ethane and propane) to produce 500,000 tons/year of ethylene. Considering the annual quotation of the raw material at June 30, 2007, the annual commitment is approximately of R$908 million. The contract includes purchase obligations by Rio Polímeros ("take or pay") and supplying obligations by Petrobras ("supply or pay").

This agreement has a 15-year term, beginning on the first supply of ethane and/or propane, realized after the conclusion of the plant's performance tests phase, renewable for successive periods of two years.

Petroflex Indústria e Comércio S.A.

The jointly-controlled Petroflex has entered into supplying agreements with Braskem S.A. and Lyondell Chemical Company, ending 2016 and 2007, respectively, to acquire butadiene and styrene. Such agreements establish a minimum acquisition volume. In case of default, the penalties are the following:

- Braskem - payment of the amount correspondent to the quantity of products not purchased by Petroflex, considering 50% of the average sales price in the quarter that the default event occurred. For 2007, the estimated value of contracted minimum execution is US$183 million.

- Lyondell - reduction in quantity to be supplied during the year in the proportion of the quantity not acquired. For 2007, the estimated value of contracted minimum execution is US$65 million.

17. CAPITAL STOCK AND DIVIDENDS

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income. Preferred shares have no voting rights, except for some instances related to the requirements to join the Level 2 of Corporative Governance of BOVESPA, and are entitled to the same dividend as common shares. The bylaws provide for the recognition of a special reserve for future capital increase, in the amount of 90% of the profits remaining after appropriation of the legal reserve and dividend distribution, aiming to assure adequate operating conditions. The balance of this special reserve cannot surpass 80% of the amount of capital. The amount remaining after the constitution of this special reserve for future capital increase might be destined to the statutory reserve till this reserve reaches 20% of capital.

18. FINANCIAL INCOME (EXPENSES)

	06/30/2007	06/30/2006
Financial expenses:		
Interest (mainly financing and debentures)	(85,166)	(75,158)
Monetary variation on financing	(495)	(1,750)
Exchange rate variation on financing	115,592	11,245
Exchange rate variation on suppliers balance	1,412	5,008
Exchange rate variation on advanced export contracts	7,245	(1,628)
Exchange rate variation - other	(419)	231
Bank expenses	(2,986)	(3,401)
Losses on derivative contracts	-	(1,747)
Other expenses	(6,077)	(13,414)
	29,106	(80,614)
Financial income:		
Interest on temporary cash investments	19,569	6,772
Interest on receivables	2,144	1,724
Monetary and exchange rate variation	(5,842)	38,202
Gain on derivative contracts	-	11,291
Other financial income	247	1,227
	16,118	59,216
Financial results	45,224	(21,398)
Financial expenses, net	(72,269)	(72,706)
Exchange rate variation, net	117,493	51,308
	45,224	(21,398)

19. FINANCIAL INSTRUMENTS

The Company and the jointly-controlled subsidiaries participate in operations involving the usual financial instruments described below.

The fair market values estimated for the assets, liabilities and financial instruments recognized in the Company's financial statements as of June 30, 2007 which are different from the corresponding book values can be summarized as follows:

	Book value	Fair value
Short-term investments:		
Investment in Petroquímica União S.A. - preferred shares	33,385	43,286
Investment in Braskem S.A.	33,520	35,262
Investments carried at cost-		
Investment in Petroquímica União S.A. - common shares	33,385	37,875

The jointly-controlled subsidiaries disclosed in their financial statements that there are no relevant differences between the fair market values and book values of assets, liabilities and financial instruments recorded in the consolidated financial statements.

Short-term investments: The fair value of preferred shares of Petroquímica União S.A. ("PQU") was estimated based on an analysis of discounted cash flows developed by third parties. Although PQU is a public company, its shares are very thinly traded and, consequently, not indicative of the fair value of PQU's shares. The Company also owns 2,129,324 preferred shares class "A" from Braskem S.A., which represent 0.6% of its total equity.

The jointly-controlled subsidiaries disclosed in their financial statements that there are no material differences between market values and assets, liabilities and financial instruments values recognized in quarterly financial statements.

There are no financial instruments not recognized in Company's interim financial statements as of June 30, 2007.

a) Credit risk

The financial instruments that potentially expose the Company to credit risk concentration are consisted mainly of banking balances, short-term investments and trade accounts receivable. The trade accounts receivable balance is spread out in several different customers; there is no customer that represents a concentration of 10% or more of the total net sales. To reduce such risk, the Company has individually evaluated the credit limits to be granted, but, as a market trend, no advances from customers are required, or guarantees, except for exports, which require letters of credit. The Company's management addresses the credit risk on accounts receivable evaluating the need of recording an allowance for doubtful accounts.

b) Rio Polímeros S.A

The total amount of accounts receivable of Riopol is distributed in several clients and, except of Vinmar International Limited, whose sales during the six-month period represent approximately 28% of total net sales, there were no other clients whose sales represent more than 10% of total net revenue from operations.

c) Petroflex Indústria e Comércio S.A.

Sales to the five biggest clients of Petroflex represent, approximately, 51% of revenue to domestic market. The sales to the five biggest clients of foreign markets represent, approximately, 25% of subject revenues.

d) Exchange rate variation risk

The Company is susceptible to the effects of the volatility of exchange rate variation over assets and liabilities denominated in foreign currencies, mainly the U.S. dollar.

20. INSURANCE COVERAGE (UNAUDITED)

The Company and the jointly-controlled subsidiaries adopt a policy of maintaining adequate insurance coverage for property, plant and equipment items and inventories subject to risk, based on the orientation of insurance consultants. The coverage of principal insurance policies is as follows:

Entity and type of risk	Object	Coverage amount
Suzano Petroquímica S.A.:		
Fire and unrealized profits	Plants	1,087,188
Civil responsibility	Directors and management officers	38,524
Civil responsibility	Overseas inventories, operations and other	38,524
Petroflex Indústria e Comércio S.A.:		
Fire and unrealized profits	Plants	69,612
Civil responsibility	Directors and management officers	3,875
Civil responsibility	Overseas inventories, operations and other	2,012
Rio Polímeros S.A.:		
Fire and unrealized profits	Plants	3,760,879
Acts of terrorism	Business interruption	219,290
Civil responsibility	Overseas inventories, operations and other	98,511
Civil responsibility	Directors and management officers	43,797

21. GUARANTEES GRANTED TO OTHERS

Guarantees assumed by the Company in connection with the obligations of subsidiaries and jointly-controlled subsidiaries are as follows:

	06/30/2007	03/31/2007
Petroflex Indústria e Comércio S.A.- BNDES	10,578	8,297
Rio Polímeros S.A.- Credit letter - Banco do Brasil	9,127	9,127
	19,705	17,424

22. PENSION PLANS

In January 2005, the Company created a private defined-contribution supplementary pension plan for its employees. This plan, named Suzano Prev, is sponsored also by other Companies of Suzano Group. In the terms of the pension plan bylaws, the contributions made by the Company at June 30, 2007 amounted to R$53 (R$75 in the first quarter ended June 30, 2006).

Previnor - Associação de Previdência Privada

As a result of the merger of Polibrasil Participações and subsidiaries, the Company assumed the responsibility for the pension plan relating to the employees of these companies, which is managed by Previnor - Associação de Previdência Privada (private pension association plan), a private pension entity. The main objective of Previnor is to supplement pension benefits provided by the Federal social security system to the employees of Previnor and its sponsors and their relatives. Previnor collects monthly contributions from the sponsors, computed on the basis of the monthly compensation of employees, and maintains a defined contribution plan for scheduled benefits and defined-benefit plan for risk and proportional benefits. Contributions for the six-month period ended June 30, 2007 amounted to R$1,102 (R$1,235 the six-month period ended June 30, 2006). The Company is responsible for paying for plan deficits in relation to the plan obligations determined by actuarial calculations. As of November 30, 2006, an actuarial report prepared by independent actuaries resulted in a plan surplus for Previnor of R$5,677. This surplus has not been recognized in the Company's financial statements.

The pension plan of Petroflex is also managed by Previnor.

Petroflex, besides being sponsor of the plan managed by Previnor, for a portion of its employees is co-sponsor of Fundação Petrobras de Seguridade Social - Petros (Petrobras sponsors 90% of the plan), which is a defined-benefit plan. The estimated actuarial obligation of Petroflex is recognized and the Company's participation on this liability amounts to R$1,810 as of June 30, 2007 (R$3,044 in 2006).

On June 30 and March 31, 2007, the percentage over the contribution salary was 12.93% to Petros and 8% to Previnor. The contribution made by Petroflex in the period amounted to R$929 (R$1,027 in the first quarter ended June 30, 2006) - Petros and R$555 (R$725 in the first quarter ended June 30, 2006) - Previnor.

The jointly-controlled subsidiary Petroflex discloses in its financial statements the information required by CVM Instruction No. 371/2000, and there is no additional deficit arising from pension plans attributable to this company to be recorded.

In 2004, Rio Polímeros joined Previnor, having as main objective providing supplemental benefits regularly provided by the Government pension plan to employees. The monthly contributions are based on the employees' salaries. During the first quarter of 2007, the total contribution made by the jointly-controlled subsidiary was R$732 (R$856 in the first quarter ended June 30, 2006).

23. CONTRACTUAL RIGHTS

According to construction contract of Rio Polímeros plant facilities ("EPC Contract"), the Consortium of Building Contractors is obliged to indemnify the jointly-controlled subsidiary by US$200 thousand (US$66.7 thousand proportional amount) per day of delay in the conclusion of the construction of the facilities. The indemnification period is from April 2005 until the date of the operational acceptance on March 31, 2006.

The agreement established that in the calculation of the number of days that conclusion was delayed, Rio Polímeros must deduct the days affected by events nonattributable to the consortium. Both parties are under negotiation to define the responsibilities for the events that caused the delay. On June 30, 2007, the Company did not record any asset arising from these negotiations and does not believe that there is any risk of loss relating to this agreement.

24. SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BRAZIL (BR GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

I - Description of GAAP differences

The consolidated financial statements of the Company are prepared in accordance with BR GAAP, which comply with those prescribed by Brazilian corporate law and specific standards established by the CVM. Note 4 to the consolidated financial statements summarizes the accounting policies adopted by the Company. Accounting policies, which differ significantly from U.S. GAAP, are summarized below:

a) Inflation accounting

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all nonmonetary assets and liabilities became their historical basis. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the "Índice Geral de Preços - Mercado - IGP-M" index, which is a widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements.

b) Reversal of fixed asset revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred income tax effects recorded in the financial statements prepared in accordance with BR GAAP have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c) Capitalization of interest in relation to construction in progress

Under BR GAAP, prior to January 1, 1996 the Company was not required to capitalize the interest cost of borrowed funds as part of the cost of the related asset. Under U.S. GAAP, capitalization of borrowed funds during construction of major facilities is recognized as part of the cost of the related assets.

Under U.S. GAAP, interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period financing denominated in Brazilian reais is capitalized.

d) Deferred charges

BR GAAP permits the deferral of research and development costs and of preoperating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under Brazilian GAAP has been reversed.

e) Different criteria for amortization of technology

Under BR GAAP, the amount of R$47,869 of legal rights to use the technology Polibrasil acquired from Basell is being amortized by the straight-line method over five years, which is a period allowed by Brazilian corporate law.

Under U.S. GAAP, the technology right is being amortized by the period of the contract which allows Polibrasil to use this technology, which is twenty years. The difference presented in the shareholders' equity reconciliation relates to the timing effects of these two different amortization periods used.

f) Pension plan

In determining the pension benefit obligations for BR GAAP, Brazilian Accounting Standard NPC No. 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC No. 26, the transitional obligation at adoption date, which is the difference between the plan's net assets and the projected benefit obligation at that date, was fully recognized directly to retained earnings.

For the purpose of U.S. GAAP, the Company recognizes these effects according to SFAS No. 87, "Employer's Accounting for Pensions". An initial transition obligation determined based on an actuarial valuation is recognized and actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, are recorded in accordance with these standards and therefore result in deferral differences. Under SFAS No. 87, the Company defers actuarial gains and losses.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", which amends SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits (revised 2003)". This Statement requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements. SFAS No. 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. The standard provides two transition alternatives related to the change in measurement date provisions.

g) Acquisitions

Under Brazilian accounting practices, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the book value of net assets and is amortized on a straight-line basis over the periods estimated to be benefited.

Under U.S. GAAP, business combinations are accounted for by the purchase method utilizing fair values. Goodwill is not amortized and is tested annually for impairment or more frequently if events or changes in circumstances indicate that the goodwill is impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of reporting unit goodwill is lower than the carrying amount of such goodwill, an impairment loss is recognized.

h) Impairment test

SFAS No. 142, "Goodwill and Other Intangible Assets", addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

i) Impairment of long-lived assets

Under BR GAAP, the carrying value of fixed assets is written down to realizable values when it is estimated that such assets will not be realized when compared to the results of future discounted cash flow projection. Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to Be Disposed of", addresses accounting for the impairment of long-lived assets. Under SFAS No. 144, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment provision was required under U.S. GAAP nor BR GAAP for all periods presented.

j) Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date; no information is disclosed on diluted earnings per share. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Subsequent changes in the Company's share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under BR GAAP.

Under U.S. GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's bylaws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. In accordance with Emerging Issues Task Force - EITF No. 03-6, "Participating Securities and the "Two-class" Method under FASB Statement No. 128", since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders.

The computation of basic earnings per share is as follows:

	06/30/2007			06/30/2006		
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted:						
Net (loss) income available under U.S. GAAP	67.6	89.7	156.5	13.4	18.5	32.4
Weighted-average shares outstanding	97,375	129,320	226,695	97,375	129,320	226,695
Earnings per share U.S. GAAP (in Brazilian reais - R$)	0.69	0.69		0.14	0.14	-

k) Investments in affiliated companies

As discussed in Note 5, under BR GAAP, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company's principal investments accounted for using proportional consolidation are Petroflex, Rio Polímeros and Politeno up to March 2006. Under U.S. GAAP, proportional consolidation is not applied. This is a presentational difference only and does not affect the net income nor shareholders' equity as determined under U.S. GAAP. Refer to item "l" below.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for at cost, and investments with voting participation of more than 20% and less than 50% have been accounted for on the equity method for all years presented.

l) Transactions between entities under common control

Under U.S. GAAP, accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Under BR GAAP, some transactions between entities under common control could be recognized based on values other than transferred carrying amounts.

The adjustment presented under this caption represents the above-mentioned difference relating to transference of shares of the subsidiaries Petroflex and SPQ Investimentos e Participações occurred among entities under common control of the Company.

m) Minority interest

Minority interest corresponds to the respective participations of minority shareholders in all adjustments from subsidiaries in these financial statements.

n) Accounting for derivative financial instruments

Under BR GAAP, derivative financial instruments are recorded at liquidation values as determined on each balance sheet date. Under U.S. GAAP, since none of the Company's derivative financial instruments qualify for hedge accounting, the derivative instruments are reported at fair value on each balance sheet date and classified as an asset or a liability.

As of June 30 and March 31, 2007, the Company had no outstanding derivative instruments.

o) Investments classified as marketable securities

Under Brazilian accounting practices, permanent losses on equity securities held for sale shall be recorded in the statement of income based on the lower of cost or market value. The PQU common shares do not qualify as marketable securities since the Company is unable to sell these share without the approval of the other common shareholders.

Petroquímica União preferred shares, as discussed elsewhere, are accounted for at cost because there are not enough trading of its shares in the stock market, to make share price relavant.

Under U.S. GAAP, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company classifies its investment in shares of Braskem as available-for-sale securities. Consequently, the securities are marked-to-market at period end resulting in a gain of R$4,365, which was recorded in other comprehensive income for the six-month period ended June 30, 2007.

p) Classification of export notes

Certain subsidiaries of the Company have discounted some export notes under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under BR GAAP, such transactions are classified as a reduction of accounts receivable as mentioned in Note 7. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$1,658 as of March 31, 2007. As of June 30, 2007, the Company and its subsidiaries had no outstanding export notes under recourse financing arrangements.

This U.S. GAAP difference has no net income or equity effect.

q) Equity adjustment - Norquisa

The equity adjustment reflected in the reconciliation refers to the investment that Politeno and Polipropileno Participações hold in Norquisa, considering the adjustments posted into its financial statements in accordance with U.S. GAAP. These adjustments are mainly represented by the equity adjustment on those entities as a consequence of the investment that Norquisa holds in Braskem S.A. (a petrochemical operating company located mostly in the Northeast Region of Brazil) and relates basically to price level adjustment, deferred charges reversal, pension plan, business combinations and deferred taxes.

Under U.S. GAAP, both Politeno and Polipropileno Participações discontinued applying the equity method when their investments at Norquisa was reduced to zero, as the U.S. GAAP shareholders' equity of Norquisa was negative by the time Company's subsidiaries Politeno and Polipropileno Participações ceased to have influence over the administration of Norquisa, changing the valuation criteria of this investment from equity method to cost method on such date. The subsidiaries did not provide for additional losses as they have neither guaranteed obligations of Norquisa nor are otherwise committed to provide further financial support for Norquisa.

r) New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Company will adopt SFAS No. 157 in fiscal year 2009. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which supplements SFAS No. 109, "Accounting for Income Taxes", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than--not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of January 1, 2007. The Company's management has made an overall assessment of its tax positions for all years open to review and assessment and believes that the adoption of FIN 48 will not have a material impact on the Company's financial position and results of operations as of and for the year ending December 31, 2007. However, the Company has not finalized its complete assessment of the adoption of this pronouncement.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Liabilities", including an amendment of FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement for accounting for financial instruments and is effective as of the beginning of a fiscal year that begins after November 2007. Accordingly, the Company will adopt this SFAS No. 159 with SFAS No. 157 in fiscal year 2009. Management does not expect the adoption of these statements will have an impact on the Company's financial statements.

II - Reconciliation of the differences between U.S. GAAP and BR GAAP in net income

	Ref.	Semester ended June 30, 2007	Semester ended June 30, 2006
Net income (loss) as reported under BR GAAP		126,736	(29,060)
U.S. GAAP adjustments relating to investments accounted for using the equity method	(k)	11,935	24,606
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	(694)	(611)
Different criteria for:			
Capitalization of interest, net from depreciation	(c)	8,716	5,477
Different criteria for amortization of technology	(e)	3,213	1,008
Derivative financial instruments	(o)	-	3,483
Business combinations Polibrasil	(g)	9,905	24,894
Transactions between entities under common control	(l)	-	4,007
Minority interest on U.S. GAAP adjustments	(m)	-	(1,665)
Reversal of provision for loss of investment - Norquisa	(q)	q	24,827
Deferred income tax on the above adjustments		(3,357)	(24,547)
Net income under U.S. GAAP		156,454	32,419

III - Reconciliation of the differences between U.S. GAAP and BR GAAP in shareholders' equity

	Ref.	June 30, 2007	March 31, 2007
Shareholders' equity as reported under BR GAAP		1,093,306	1,021,283
U.S. GAAP adjustments relating to investments accounted for using the equity method	(k)	(106,356)	(112,886)
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	3,752	4,066
Different criteria for:			
Capitalization of interest, net from depreciation	(c)	(40,174)	(45,583)
Pension plan	(f)	8,606	8,606
Different criteria for amortization of technology	(e)	10,963	9,342
Reversal of tax incentives		(114)	(114)
Business combinations Polibrasil	(g)	81,712	74,547
Transactions between entities under common control	(l)	17,593	17,593
Investments classified as marketable securities	(n)	3,232	(1,133)
Deferred income tax on the above adjustments		(7,271)	(3,810)
Shareholders' equity under U.S. GAAP		1,065,249	971,911
Accumulated comprehensive income under U.S. GAAP		3,687	806

IV - Additional disclosures required by U.S. GAAP

a) Intangible assets subject to amortization

Following is a summary of the Company's intangible assets ("Spheripol" technology) subject to amortization under U.S. GAAP:

	06/30/2007	03/31/2007
Gross	47,869	47,869
Accumulated amortization	(15,100)	(14,332)
Net	32,769	33,537

The estimated aggregate amortization expense for the next five years is as follows:

	Amount
2007	3,072
2008	3,072
2009	3,072
2010	3,072
2011	3,072

b) Supplementary information - valuation and qualifying accounts for accounts receivable

	06/30/2007	03/31/2007
Balance at beginning of the quarter	18,791	13,449
Additions (write off/reverse)	(726)	5,342
Balance at end of the quarter	18,065	18,791

c) Condensed financial information under U.S. GAAP

Based on the reconciling items and discussion above, the Company's consolidated balance sheet and statements of operations and of changes in shareholders' equity under U.S. GAAP are as follows:

(i) Condensed balance sheets under U.S. GAAP

Assets	06/30/2007	03/31/2007
Current assets:		
Cash and cash equivalents	309,137	315,049
Short-term investments	70,509	67,113
Trade accounts receivable	263,027	243,132
Inventories	205,433	172,029
Deferred income taxes	-	1,089
Other credits	124,685	104,469
Prepaid expenses	2,138	2,516
Total current assets	974,929	905,397

Assets	06/30/2007	03/31/2007
Investments	481,145	456,089
Goodwill	418,587	418,587
Property, plant and equipment	476,722	474,063
Noncurrent assets:		
Intangible, net	32,769	33,537
Deferred income tax	59,156	68,120
Recoverable VAT	91,875	98,159
Trade accounts receivable	7,175	7,724
Pension plan	8,606	8,606
Other debtors	30,606	28,206
Total long-term assets	230,187	244,352
Assets	2,581,570	2,502,044

Liabilities and shareholders' equity	06/30/2007	03/31/2007
Current liabilities:		
Trade accounts payable	177,032	122,268
Payroll and related charges	12,830	11,656
Taxes payable other than income	14,073	19,957
Short-term debt	187,843	169,298
Interest payable on short-term debt	54,313	27,521
Dividends proposed and payable	173	173
Deferred income taxes	1,099	3,097
Other accounts payable	26,436	34,148
Total current liabilities	473,799	388,118
Noncurrent liabilities:		
Loans and financings	980,824	1,074,844
Provision for contingencies	5,934	7,153
Deferred income taxes	54,350	48,321
Other accounts payable	1,414	11,697
Total noncurrent liabilities	1,042,522	1,142,015
Shareholders' equity:		
Share capital	826,283	826,283
Other comprehensive income	3,687	806
Retained earnings	235,279	144,822
	1,065,249	971,911
Liabilities and shareholders' equity	2,581,570	2,502,044

(ii) Condensed statements of operations under U.S. GAAP

	06/30/2007	06/30/2006
Net sales	957,029	845,654
Cost of sales	(765,013)	(766,734)
Gross profit	192,016	78,920
Operating income (expenses):		
Selling and marketing	(67,859)	(64,709)
General and administrative	(26,586)	(30,009)
Other operating expense, net	(5,654)	6,250
Operating expenses	(100,099)	(88,468)
Operating income (loss)	91,917	(9,548)
Nonoperating income, net:		
Financial income, net	42,911	3,366
Other	27,455	47,554
Income before income tax, equity in affiliates and minority interest	162,283	41,372
Income tax benefit (expense):		
Current	(25,401)	-
Deferred	(19,127)	(7,325)
Income before equity in earnings (losses) of affiliates and minority interest	117,755	34,047
Equity in earnings of affiliates	38,699	54
Income before minority interest	156,454	34,101
Minority interest	-	(1,682)
Net income	156,454	32,419
Other comprehensive income	3,176	(5,221)
Comprehensive income	159,630	27,198
Earnings per share - common	0.69	0.14
Earnings per share - preferred	0.69	0.14

(iii) Statement of comprehensive income

Under Brazilian accounting practices, the concept of comprehensive income is not recognized. Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. Since the Company has no transactions that result in other comprehensive income, net income (loss) is equal to comprehensive income (loss) for all periods presented.

(iv) Condensed statements of changes in shareholders' equity under U.S. GAAP

	06/30/2007	03/31/2007
At beginning of the period	905,619	905,619
Net income	156,454	65,997
Other comprehensive income	3,176	295
At end of the period	1,065,249	971,911

25. SUBSEQUENT EVENTS

The Company disclosed a significant event at July 23, 2007, communicating that the firm hired to manage the Company's Receivables Securitization Fund (Intrag Distribuidora de Títulos e Valores Mobiliários Ltda., from Itaú Group) filed the subject documents required by Instructions No. 356, as amended, and No. 400 from the Brazilian Securities Commission (CVM), to register the Fund and the public offering of its Senior Shares ("Offering"). The purpose of the Fund is to acquire trade receivables generated by the Company from its sales transactions of petrochemical products. The beginning of the Offering will take place after the register by CVM and the signature of the Agreement of Transfer of Trade Receivable Credits between the Company and the Fund.

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA PARENT COMPANY

Sector Scenario and Economic Context

Due to geopolitical tensions in the Middle East, together with a world refining capacity insufficient to serve the demand, there was an increase in oil prices and its derivatives throughout the 2Q07. The average price of the oil barrel Brent type increased about 17.6% in comparison to the 1Q07, evolving from an average of US$ 58 in the 1Q07 to US$ 69 per barrel in the 2Q07. The naphtha price followed the oil trend, but in a stronger way, with a high of 23.0% in its average price between the quarters, going from an average of US$ 545/ton in the 1Q07 to US$ 671/ton in the 2Q07. Thus, the naphtha/Brent oil price ratio increased from an average of 9.3 in the 1Q07 to 9.8 in the 2Q07.

The international propylene prices also had an average high in the quarter, as a result of a tight supply-demand balance together with some production restrictions both in refineries and in some crackers around the world. The US Gulf Coast based propylene price increased about 20%, reaching the average price of US$ 1,133/ton in the 2Q07 and correcting the smaller levels recorded in the 1Q07, while in Europe the naphtha-base propylene increased about 6.3%, reaching US$ 1,149/ton in the same period. The propylene in Asia presented a 3.4% decrease in its price during the quarter, reaching an average of US$ 1,142/ton, as a result of a greater punctual offer of propylene in the region.

The polypropylene international prices followed the propylene's behavior, and also had an increase in its prices during the 2Q07. The Asian polypropylene average prices increased about 3.9% q-o-q, reaching the level of US$ 1,284/ton CFR China, while the European polypropylene prices and for exports in the USA increased about US$ 115/ton in the quarter, reaching average levels of US$ 1,560/ton and US$ 1,298/ton, respectively. This polypropylene price increase aimed to accommodate the recent increases of the propylene price, taking advantage of a very favorable environment of strong international demand in several regions of the world.

In Brazil, the thermoplastic resins market had a good performance in 2Q07. According to preliminary data from ABIQUIM/Coplast, the internal consumption of thermoplastic resins (without PET) increased 5.5% compared to 1Q07, reaching 1.092 million of tons of consumed resins. Furthermore, the resins imports decreased 7.2% q-o-q, reinforcing the capture of the market expansion by the local producers. In the 1H07, the Brazilian market of thermoplastic resins increased 5.7%, accumulating 2.127 million of tons of resins consumed locally. Now, the resins imports in the 1H07 reached 324.1 thousand tons, favored by the current levels of the exchange rate, representing a growth of 16.9% in comparison with the imports of the same period of last year.

Regarding polypropylene, we note that the demand growth had a stronger path than the aggregate of thermoplastic resins. The internal consumption of polypropylene increased 14.1% compared to 1Q07, reaching 319.8 thousand tons in the 2Q07. Most of this growth was absorbed by local producers, with sales increasing 15.7% q-o-q, while the imports increased 3.7%, totalizing 40.0 thousand tons in the 2Q07. In the accumulated of the year, the Brazilian polypropylene market was of 600.1 thousand tons, representing an increase of 8.0% in the comparison with the 1H06. In the 1H07, about 13.1% of the local demand was supplied with imports, while in the 1H06 the imports share was restricted to 8.8% of the internal demand, again an effect of the current levels of the exchange rate in Brazil.

![SUZANO PETROQUÍMICA]

Production



'000 Ton
13.8%
301
265
18.5%
163
144
138
120
1Q06
2Q06
1Q07
2Q07
1H06
1H07

In the 2Q07, the polypropylene production of Suzano Petroquímica was of 163.2 thousand tons, representing an increase of 18.5% over the production of the 1Q07, due to a greater operating confidence in the period, and further 35.9% higher than the production in the 2Q06, due to two maintenance stoppages occurred in that quarter, one for 30 days in Mauá for its 60 thousand tons/year capacity expansion, and another of 20 days in Duque, to change the catalytic system of the facility aiming at improving its portfolio of products. The polypropylene production accumulated in the year reached 301.0 thousand tons, 13.8% higher than the production in the same period of last year, of 264.6 thousand tons.



Operating Rate
77%
80%
95%
85%
88%
2Q06
1Q07
2Q07
1H06
1H07

* considers the 685 kt/year production capacity from 07/11/06 on

The 2Q07 operating rate was of 95.3%, 14.9 b.p. above the operating rate of the prior quarter, which had been negatively impacted by a stoppage for maintenance of 30 days in Camaçari unit and further for some stoppages in Mauá facility, causing an additional loss of production equivalent to 6 days. In the accumulated of the year, the average operating rate was of 87.9%, 3.2 b.p. above the 1H06 operating rate.

Sales



'000 Ton
+10.7%
140
155
110
125
+13.6%
272
286
217
225
+10.9%
+3.7%
2Q06
2Q07
1H06
1H07
Domestic Sales
Exports

The Company's total polypropylene sales in the 2Q07 were of 154.7 thousand tons, representing an expressive increase of 18.0% and 10.6% compared to 1Q07 and 2Q06, respectively. In the 1H07, the total sales were of 285.8 thousand tons, 5.0% above the ones in the 1H06.

In the domestic market, the sales totalized 124.9 thousand tons in the 2Q07, 25.2% higher than 1Q07, thanks to the good demand in the domestic market. Disregarding the effect of domestic sales postponed from the 1Q07 to the 2Q07, the growth of the Company's domestic sales would be of about 13.9%, almost equivalent to the q-o-q evolution of the Brazilian consumption of polypropylene. In the comparison with 2Q06, the domestic sales presented an increase of 13.3%, reflecting again the better moment of the market in this year. The local sales accumulated in the 1H07 totalized 224.7 thousand tons, 3.5% above 1H06.

The good sale volumes observed in the 2Q07 were possible due to the good performance of sectors like agriculture, textile, food, automobile, electro-electronic and industrial.

Out external sales were of 29.8 thousand tons in the quarter, representing 19.3% of the total sales in the period. This volume was 4.7% lower than 1Q07 and practically aligned with 2Q06, considering the priority given to the domestic market sales. From the export sales, the volume dedicated to Latin America, where we have the better margins, represented a share of 54%. In the 1H07, our exports totalize 61.0 thousand tons, 10.9% greater than the ones in the same period last year.

Exports Destination (%) 2Q07

- 2T07



Others 8%
Africa 21%
Europe 17%
Latin America 54%

SUZANO
PETROQUÍMICA

Sales Prices



US$/t
Evolution of PP Prices
(ICIS-LOR basis)
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07
Europe Domestic
PP USA Export
PP Asia
SZPQ DM (Net Rev/ton)

The maintenance of the good levels of international demand contributed to an increasing movement in the polypropylene prices in practically every consumption region of the resin, motivated also for the high in the international propylene prices. In the local market, however, the ascending movement in polypropylene prices has not happened locally with the same consistency observed in the international market, but with the proximity of the third quarter, seasonally the strongest of the year for resins producers, may create a more favorable moment for the business in Brazil.

Our 2Q07 average net revenue per ton in Reals in the domestic market was 2.4% lower than the one in the 1Q07, but 8.1% higher than the 2Q06. When expressed in Dollars, the 2Q07 net revenue per ton in the domestic market was 3.7% higher than the 1Q07, and further 19.1% greater than the one in the 2Q06, mainly because of the Real appreciation q-o-q. Indeed, the trend of high of prices in Dollars is masked by the speed of appreciation of the Real occurred in the last months.

Now, the 2Q07 net revenue per ton assessed in the external market, when expressed in Reals, presented a slight fall of 0.8% in comparison to 1Q07, but was 2.8% higher than the net revenue per ton recorded in the 2Q06. When expressed in Dollars, we observe an increase of 5.4% in the exports net revenue per ton as regards the 1Q07, as a result of the better environment in the international market, and further 13.3% higher when compared to the exports net revenue per ton in the 2Q06, thanks to better commercial conditions obtained mainly from greater sales for countries in Latin America.

Net Operating Revenue



'000 Ton
433
356
441
357
+16.8%
-5.5%
+22.1%
516
436
846
705
+13.2%
+17.0%
+12.4%
957
792
2Q06
1Q07
2Q07
1H06
1H07
Domestic Sales
Exports

The net operating revenue was of R$ 515.6 million in the 2Q07, 16.8% higher than the one assessed in the 1Q07 as a result of a sales volume 18.0% higher and a net revenue per ton, in Reals, 1.0% lower q-o-q. When measured in Dollars, the net operating revenue in the 2Q07 was 24.2% higher than the one in the 1Q07 as a result of the recording of a global net revenue per ton in Dollars 5.2% greater this quarter.

The accumulated net operating revenue in the 1H07 was of R$ 957.0 million de Reals, 13.2% above the one in the 1H06 considering the combination of a 5.0% greater volume of sales and a 7.8% higher global net revenue per ton in Reals. When the comparison is done in Dollars, we see an increase of 21.1% in the 1H07, thanks mainly to a 15.3% greater global net revenue per ton in Dollars.

The net operating revenue originating from the volume commercialized in the domestic market in the 2Q07 was of R$ 435.6 million, 22.1% higher than the one in the 1Q07 since the increase of 25.2% in the local sales volume more than compensated the 2.4% fall in the net revenue per ton in Reals. Analogically, when expressed in Dollars, the net revenue in the internal market was 29.8% higher than the one in the 1Q07, as an effect of the 3.7% higher net revenue per ton in Dollars in the period. In the accumulated of the 1H07, the net operating revenue assessed in the internal market in Reals was 12.4% higher, an effect of a 3.5% greater sales volume and a net revenue per ton in the domestic market 8.6% higher. In Dollars, the net operating revenue assessed in the internal market in 1H07 was 20.3% higher than the 1H06, as an effect mainly from a net revenue per ton in the domestic market 16.2% greater between the periods.

The net revenue arising from sales to the external market totalized R$ 80.1 million in the 2Q07, 5.5% below the result of the 1Q07 as a combination of a 4.7% fall in the exported volume and the 0.8% lower exports net revenue per ton comparing to the prior quarter. If expressed in Dollars, the exports net revenue in the 2Q07 practically reproduces the level recorded in the 1Q07, because the fall in the exported volume is neutralized by an exports net revenue per ton in Dollars 5.4% greater.

SUZANO
PETROQUÍMICA

Cost of Goods Sold (CoGS)



Other Raw Materials
7.4%
Depreciation
4.5%
Labor
4.4%
Energy
1.2%
Others
2.6%
Main Feedsto
80.0%

The cost of goods sold (CoGS) in the 2Q07 was of R$ 418.8 million, 19.7% above the one in the 1Q07 basically as a result of the volume sold 18.0% higher. The 2Q07 CoGS per ton was of R$ 2,707/ton, 1.5% above the one in the 1Q07 due to a 4.7% increase in the cost per ton of propylene in Reals recorded in the quarter, thanks to the recent increase in prices of petrochemical raw materials in the international market. In Dollars, the 2Q07 CoGS per ton recorded was of US$ 1,365/ton, 7.8% above 1Q07 basically as a result of the cost of propylene per ton in Dollars 11.3% greater.

In the accumulated of the 1H07, the CoGS totalizes R$ 768.6 million, only 0.6% higher than 1H06, although the sold volume in the 1H07 was 5.0% higher. The 1H07 CoGS per ton of R$ 2,690/ton was 4.2% below the CoGS per ton recorded in the 1H06, of R$ 2,808/ton, as a reflex, primarily, of an average cost of propylene per ton in Reals 2.4% lower this year. In Dollars, the 1H07 CoGS per ton was of US$ 1,315/ton, 2.5% above the 1H06 basically as a function of a propylene cost per ton in Dollars 4.4% greater in the accumulated in 2007.

Sales, General, and Administrative Expenses (SG&A)

The total sales, general, and Administrative expenses (SG&A) totalized R$ 48.0 million in the 2Q07, 4.8% above the 1Q07, R$ 45.8 million. Excluding the SG&A non-recurring effects of the 1Q07 and 2Q07, the 2Q07 SG&A expenses would present an increase of 9.3% in comparison with 1Q07. Following the same analysis and excluding the non-recurring events, in the accumulated of the year the SG&A expenses totalized R$ 90.8 million, 3.0% above the 1H06.

The 2Q07 sales expenses were of R$ 32.8 million, 6.7% below the ones in the 1Q07. Eliminating the non-recurring effects, however, the 2Q07 sales expenses were 8.1% above the previous quarter mainly because of the higher volume sold. In the year, the sales expenses totalized R$ 67.9 million and, on a recurring basis, R$ 61.9 million, 3.1% above the ones in the 1H06.

The 2Q07 general and administrative expenses totalized R$ 15.3 million, 11.9% higher than the ones in the 1Q07 on a recurring basis because of higher expenses with third parties and other general expenses and expenses with materials in 2Q07. In the accumulated of the year, the general and administrative expenses totalized R$ 26.0 million, and, on a recurring basis, R$ 28.9 million, 2.6% above the expenses recorded in the 1H06.

Ebitda



12.6%
8.1%
15.5%
50.9
28.0
44.3
33.3
12.7
18.4
59.7
65.2
68.5
72.8
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07

The operating cash generation of the Company measured by the Ebitda criteria reached R$ 72.8 million in the 2Q07, confirming a strong quarterly result of the Company, despite the Ebitda margin has slightly decreased to 14.1%, following the trend of the gross margin, pressured by higher raw material prices. Nevertheless, this is the fourth consecutive quarter of growing cash generation, confirming the new level of results reached by the Company. The accumulated Ebitda in 2007, of R$ 141.2 million, is 354.9% higher than the accumulated Ebitda in the same period of last year and represents 90.6% of the Ebitda recorded in the whole year of 2006. The 1H07 Ebitda margin was of 14.8%, 11.1 b.p. above the 1H06 Ebitda margin.

The Ebitda per ton reached R$ 470 in the 2Q07, representing a decrease of 10.0% the level recorded in the 1Q07, the greatest since the 4Q04. When analyzed in Dollars, however, the 2Q07 Ebitda per was of US$ 237, only 4.3% lower than the 1Q07, of US$ 248. In the 1H07, the Ebitda per ton was of R$ 494, 333.2% higher than the Ebitda per ton accumulated in the 1H06, of R$ 114.

Financial Result and Indebtedness

On June 30, 2007, the gross indebtedness (considering both principal and interests) of Suzano Petroquímica was of R$ 1,223.0 million, 3.7% below the 1Q07 indebtedness level, while the net indebtedness totalized R$ 847.5 million, representing a decrease of 4.5% when compared to the previous quarter mainly due to a pre-payment of a US$ 12.8 million debt, following the strategy of permanently enhance the cost and the average maturity of the debt.



Exposure per Term (%)
87,0%
84,7%
80,2%
13,0%
15,3%
19,8%
2Q06
1Q07
2Q07
Short Term
Long Term



Exposure per Currency (%)
70,2%
69,0%
68,0%
29,8%
31,0%
32,0%
2Q06
1Q07
2Q07
R$
US$



Exposure per Indexer (%)
5%
5%
4%
43%
44%
40%
26%
27%
28%
26%
24%
27%
2Q06
1Q07
2Q07
Fixed (US$)
CDI
Libor
TJLP

In the 2Q07, the Parent Company's net financial result was positive in R$ 21.4 million, fundamentally because of the appreciation of 6.3% of the Real between March and June 2007, which generated a positive exchange rate variation on the debt of R$ 47.7 million, besides a financial revenue of R$ 5.9 million resulting from financial investments. The financial expenses related to payment of interests on the debt totalized R$ 28.8 million, forming the financial result as in the table below:

Financial Result (R$ million)	2Q07	1Q07	2Q06
Financial Expenses	**15.6**	**5.1**	**(30.3)**
Interests (ACC/ Loans)	(28.8)	(27.7)	(26.8)
Adjustment for Inflation	-	-	-
Exchange Rate Variation	47.7	35.9	-
Banks/ CPMF/ IOF taxes	(3.1)	(3.7)	(2.9)
Others	(0.1)	0.5	(0.6)
Financial Revenues	**5.9**	**4.3**	**3.3**
Interests on Financial Investments	5.9	4.4	3.3
Adjustment for Inflation	-	-	-
Exchange Rate Variation	-	(0.1)	-
Net Financial Result	**21.4**	**9.4**	**(27.0)**

Additionally, the Company obtained revenue from interests on financial investments in the 2Q07 in the amount of R$ 2.8 million, resulting from investment of the cash of its fully-owned subsidiary SPQ Investimentos e Participações, recorded in the result of the Parent Company through equity pick up.



Debt Amortization Schedule (US$ Million)
59
65
56
56
77
87
68
23
46
66
13
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

According to the time schedule for amortization of the indebtedness, on June 30, 2007, the average debt maturity was of 4.5 years. The average indebtedness cost in the 2Q07 was of US$ + 6.88%.

SUZANO
PETROQUÍMICA

Net Indebtedness / (Ebitda+Dividends)


Net Indebtness / (Ebitda + Dividends)
Parent Company
7.1
6.8
5.5
4.0
3.2
06.30.06
09.30.06
12.31.06
03.31.07
06.30.07

The Parent Company's leverage ratio measured by Net Debt/(Ebitda + Dividends), already considering the cash received as initial payment for the sale of Politeno and the positions of shares, owned by the Company and its controlled companies and intended to future sale, presented an important profile of reduction, leaving the level of 7.1 times in the 2Q06 and reaching 3.2 times in 2Q07, as a result of the improvement of our cash generation, since the indebtedness has been kept under a very stable level. After this, the Company reached a normalized leveraging level, which could suffer further reductions considering the cash that will probably be received in 4Q07 as the second installment for the Politeno sale, and also considering the hypothesis of a future sale of Petroflex.

Net Income

The maintenance of the recovery curve of our results contributed for the achievement, in the 2Q07, of a net income of R$ 71.5 million, the greatest quarterly record in the last years and also exceeding in 30.9% the previous record, which had been registered in the 1Q07. Even with the recurring goodwill amortization of R$ 13.7 million in the period, this net income was possible thanks to the good level of operating result of the Company, together with the positive contribution of a R$ 21.4 million financial result, impacted by the appreciation of the Real, and also for the accounting of an equity pick up of R$ 31.7 million, given the good results of Riopol and Petroflex, besides the financial revenue of SPQ resulting from the investment of the cash related to the first payment for the sale of Politeno. It is worthy to mention that the equity pick up was favorably impacted by the additional recording of R$ 12.1 million related to the adjustment of the earn-out formula related to the sale of our interests in Politeno.

Investments


Capex
R$ million
Expansion
Maintenance
5.6
10.0
3.7
6.5
5.3
16.0
15.4
24.4
32.9
18.2
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07

The investments of the Company were of R$ 18.2 million in the 2Q07, of which 68.7% were destined to the expansion projects of our polypropylene production capacity, and the remaining to the maintenance of equipments and other investments.

The Company is increasing the production capacity of its Mauá and Duque de Caxias units, and is also investing in the construction of a sea terminal to receive propylene in Duque de Caxias.

The schedule for the start-up of the new capacities foresees the following stages: (1) construction of a sea terminal in Duque de Caxias to receive propylene for the Duque's facility, which will be completed in the 3Q07; (2) expansion of the polypropylene production capacity of the Duque de Caxias (RJ) unit in 100 thousand tons/year in the 4Q07; (3) second stage of the increase in the polypropylene production capacity of the Mauá (SP) unit, which will add 90 thousand tons/year, planned for the 2Q08. The disbursement schedule updated as of 2Q07 is shown bellow.

US$ milhões	Real até 2T07	2S07	2008	Total
Capex Projetos	50,9	52,5	21,1	124,5
Terminal Marítimo	9,0	8,6	0,0	17,6
Expansões	41,9	43,9	21,1	106,9

The numbers above consider an exchange rate of R$ 1,93. The former table (1Q07) considered an exchange rate of R$ 2,19.

The total amount estimated for the projects of expanding the capacity and the construction of the sea terminal, including the expansion of the Mauá unit already carried out, is of US$ 124.5 million, and the funding for the projects mentioned above will be provided by the *International Finance Corporation*-IFC and also by BNDES. The total investment released this quarter differs from the one announced in the previous quarter due to the update of the exchange rate used to estimate the investments.

SUZANO
PETROQUÍMICA

Capital Markets

The daily average financial volume of the preferred share of Suzano Petroquímica (SZPQ4) negotiated at Bovespa in the 2Q07 reached R$ 2.1 million, showing a growth of 35.1% compared to 1Q07, as a result of a greater amount of shares negotiated daily together with the appreciation of the share in the period. The 2Q07 Bovespa Index presented a daily average financial volume 18.3% higher than the one in the 1Q07, proving every quarter the strengthening of the Brazilian capital markets.


Average Daily Volume - SZPQ (R$ '000 day)
1,753
908
1,463
1,555
2,101
2Q06
3Q06
4Q6
1Q07
2Q07

The Suzano Petroquímica preferred share negotiated at Bovespa closed the quarter priced at R$ 4.78/share, showing an increase of 4.6% when compared to the price at the closing of the 1Q07. Up to 2Q07 closing, Suzano Petroquímica preferred share had an appreciation of 21.9% in the year, while the weighted rate of the petrochemical sector had a positive variation of 18.3% and the Bovespa Index raised 22.3% in the same period.


SZPQ4 Performance x Ibovespa
Basis: Jan 2006 = 100
200
180
160
140
120
100
80
60
40
163
101
98
Suzano Petroquímica
Ibov
Petrochemical Sector

Information about the Share	June 30, 2007
Total Shares	226,695,380
Common Shares	97,375,446 (43.0%)
Preferred Shares	129,319,934 (57.0%)
Market Cap (=share price in 06.30.07 times the total number of shares)	
R$ million	1.084,0
US$ million	562.6

*Sources: Suzano Petroquímica / Economática

Expectations for the polypropylene business

After the recent increase in the prices of oil and its derivatives, the strong levels of demand verified in several regions of the world allowed realignment movements in polypropylene international prices. The expectation of maintenance of a balanced supply-demand polypropylene international market in the next months shall maintain this positive scenario, and any adjustments and corrections in the current levels of polypropylene international prices shall depend strongly on the prices of oil and its derivatives in the next months.

The international market gives positive signs for the Brazilian petrochemical scenario, reinforced by a good moment of economic activity in the country, with many industrial segments registering strong operating levels, creating thus a good environment in the domestic market, specially considering the arrival of the third quarter, seasonably the best period of the year for the Brazilian resins producers.

SUZANO
PETROQUÍMICA

Social and Environmental Responsibility for Sustainable Development

In this quarter was performed the process of external audit of the Integrated Management System in Health, Safety, Environment and Quality, by the international consultancy Det Norske Veritas (DNV). All the industrial facilities and the headquarters were audited, ensuring the maintenance of ISO 9001, ISO 14001 and OHSAS 18001 certificates.

At the same time, a pilot project of the VerificAR process of ABIQUIM was performed, to assess the grade of implementation of the new Responsible Care® Program, focused on the General and Supplies panels in the headquarters and in the General, Supplies and Production panels, in the Mauá facility, complying with the level required by ABIQUIM. The process was carried out with participation of representatives of the community.

The program of Local Productive Arrangement (APL) of Plastic of the surroundings of our Mauá facility (Grande ABC region) recorded new adhesions and the number of companies associated is already almost 40. The APL is a partnership of Suzano Petroquímica with other players in the region – City Halls, other companies of the petrochemical pole of Capuava, Universities, Unions, institutions like SEBRAE-SP and FIESP, IFC-World Bank and Economic Development Agency of the Grande ABC region. The purpose of the project is to stimulate micro and small companies of the petrochemical segment and located in the area to carry out actions in cooperation, together with several entities, aiming at enlarging the competitiveness of its businesses targeting the economic and social development of the Grande ABC region.

Suzano Petroquímica and other 5 companies of the Association of Industries of the Petrochemical Pole of the Grande ABC region (APOLO) began to give product donations to Cooperma (Cooperativa de Trabalho dos Profissionais em Reciclagem de Materiais de Mauá). It was also launched the Agir Mauá project or the Program for Integrated Management of Residues, which, in a partnership with the City Hall, is promoting the selective collection and directing the material to Cooperma.

The Company approved its new Social Investments Policy, based on the concept of supporting structured and sustainable projects in the long run. We believe that only giving funds to entities is not enough to change the life conditions of the population, and for that reason we aim to act in structured projects, with objectives and methodology feasible and transparent results. The social investment of Suzano Petroquímica must be done in a way that contributes to the development of the communities in the surroundings where the Company has its activities, but also the society in general and the country.

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA CONSOLIDATED

Summary of the *Pro-Forma* Consolidated Result

Indexes Summary (R$ million)	2Q07	2Q06	Δ% 2Q07/2Q06	1Q07	Δ% 2Q07/1Q07	1H07	1H06	Δ% 1H07/1H06
Net revenue	700.6	592.7	18.2%	630.5	11.1%	1,331.1	1,067.3	24.7%
Gross Income	134.2	43.9	205.5%	126.2	6.3%	260.4	91.3	185.2%
Gross Margin	*19.2%*	*7.4%*	*+ 11.8 b.p.*	*20.0%*	*- 0.8 b.p.*	*19.6%*	*8.6%*	*+ 11.0 b.p.*
Ebitda	103.2	15.5	564.1%	99.4	3.9%	202.6	30.1	572.3%
Ebitda margin	*14.7%*	*2.6%*	*+ 12.1 b.p.*	*15.8%*	*-1.1 b.p.*	*15.2%*	*2.8%*	*+ 12.4 b.p.*

Production (000 tons)	2Q07	2Q06	Δ% 2Q07/2Q06	1Q07	Δ% 2Q07/1Q07	1H07	1H06	Δ% 1H07/1H06
Riopol[1]	103.3	97.7	5.7%	105.9	(2.5%)	209.2	150.2	39.3%
Petroflex	88.2	87.9	0.3%	76.7	15.0%	164.9	163.7	0.7%

1 – The production of 52.5 thousand tons in the 1Q06 refers to the pre-operating stage, started in November 2005 and ended on March 31, 2006.

Sales (000 tons)	2Q07	2Q06	Δ% 2Q07/2Q06	1Q07	Δ% 2Q07/1Q07	1H07	1H06	Δ% 1H07/1H06
Riopol[1]	105.8	94.6	11.8%	115.0	(8.0%)	220.9	135.1	63.5%
Domestic Market	69.8	65.8	6.1%	63.2	10.4%	133.0	97.5	36.4%
Exports	36.0	28.8	25.0%	51.8	(30.5%)	87.9	37.6	133.8%
Petroflex	88.2	85.4	3.3%	82.3	7.2%	170.5	164.6	3.6%
Domestic Market	62.3	54.6	14.1%	58.9	5.8%	121.1	104.8	15.6%
Exports	25.9	30.8	(15.9%)	23.5	10.2%	49.4	59.8	(17.4%)

1 - From January to March 2006 40.5 thousand tons of polyethylenes were sold referring to the pre-operating stage of Riopol, which were not recorded in the results. The sales performed from April 2006 were totally of resins produced by Riopol, during its operating stage.

Riopol

This quarter the domestic demand of polyethylene increased 5.6% compared to 1Q07, and 91% of this growth was absorbed by local producers and only 9% by imports, mainly coming from the USA, due to reduction of availability of product for export in Argentina, as a result of problems in the supply of raw material (natural gas) in that country. Considering the priority to serve the domestic market by local producers, the polyethylene exports diminished 2.4% in this quarter compared to 1Q07.

In the accumulated of the year, the polyethylene domestic demand increased 2.4% over 1H06 and was basically served by a 3.1% increase in the local producers' sales, which also reduced the imports by 1.1%. In the same period, the exports had an increase of 29.8%, as a function of the good commercial conditions in the external market.

In the second quarter a movement of increase in the polyethylene prices in the USA, Europe and Asia was noted, supported by the increase in raw material prices combined with the warmed global demand. However, this polyethylene price increase did not happen in the same length in Brazil. Therefore, considering the typically warmer demand in the transformation sector in the 3Q07, combined with a reduction of local supply caused by energetic problems in Argentina, besides the increase of raw materials prices, for the next months it is expected a greater pressure for margin recovery by resins producers.

As a result of irregularities and interruptions in the supply of raw material, Riopol polyethylene production decreased 2.5% in when compared to 1Q07, reaching 103.3 thousand tons. Despite the 76.5% operating rate in the quarter, the ethylene and polyethylene units made important progress in their respective learning curves, reaching high levels of operating efficiency, a reflex of the greater conversion of raw materials into polyethylene. Thus, the production of off-spec products in the 2Q07 diminished 1.1% compared to the previous quarter, representing 4.3% of the total production of polyethylene in June.

Considering Riopol´s strategy of prioritizing its sales in the domestic market, the 2Q07 sales in the local market, of 69.8 thousand tons, were 10.4% greater, while exports reduced 30.5% when compared to 1Q07. From the total amount of 105.8 thousand tons sold in the 2Q07, 34.1% were destined to the external market, improving the company's sales mix, which had exported 45.1% of the sales in the previous quarter. Even with a smaller export volume, Riopol complied with the off-take agreement in place with Vinmar.

In April, the company launched a new product in Brazil, Metapol, a resin produced with metalocenic catalyst and acknowledged by its good processability, weldability and transparence, and largely used in shrink packages (wrapper film of sets of water and soft drinks bottles and cans). With this launching, the company aggregates, through this product line, one more segment for application of polyethylene in the Brazilian market, capitalizing important opportunities of differentiation.

The Riopol result in the 1Q06 was recorded in the deferred asset of the company, since it was still in pre-operating stage. Therefore, the accumulated results in the 1H06 are not comparable to the results assessed in the 1H07. Only from the 2Q06 on the results have been recorded in the statements of result of the company and in our consolidated result, proportionally to our interests in the capital of Riopol.

Petroflex

In the 2Q07 the internal demand was positively influenced by the agricultural sector and by the excellent performance of the Brazilian automotive sector, reflected in the record of car sales in Brazil in June this year. On the other hand, sectors like footwear remained contributing for the increase of imports of elastomers in Brazil, trying to face the difficulties resulting from the appreciation of the Brazilian currency. In the international market a recovery was noted in the consumption of elastomers, mainly in Asia. Although the prices of synthetic rubber have presented a recovery compared to the previous quarter, they did not follow exactly the increase of the natural rubber prices observed in Asia.

Petroflex's production in the 2Q07 totalized 88.2 thousand tons of elastomers, representing an increase of 15.0% over the 1Q07, mainly as a result of the smaller comparison basis in that quarter, when planned stoppages were carried out for maintenance of the Cabo and Duque facilities. When compared to the 2Q06, the volume produced increased in only 0.4%, representing a reduction of 6 b.p. in the operating rate, considering the increase of 20 thousand tons in the nameplate capacity of the Cabo plant in January 2007. In the accumulated in 2007, the production reached 164.9 thousand tons of elastomers, in line with the 1H06, reaching 74% of operating rate.

Aiming to take advantage of the good moment of the Brazilian market, and to diminish the impact of the appreciation of the Real, Petroflex maintained the priority on its sales for the domestic market, which represented 58.1% of the sales increase in the 2Q07 over 1Q07. When comparing to the same quarter of last year, total sales of 88.2 thousand tons of elastomers showed an increase of 3.3%, despite a reduction in the exported volume of 15.8%. In the 2Q07, the products of greater added value, special and performance elastomers, represented 29% of the total sales.

Net Operating Revenue

The consolidated net operating revenue totalized R$ 700.6 million in the 2Q07, 11.1% above the one recorded in the previous quarter, basically as a result of the net revenue of the Parent Company 16.8% higher. Considering the 2Q06, the consolidated net revenue was 18.2% greater, an effect of the recovery of the prices in the industry generating better results for all companies. The consolidated net revenue in the 1H07 showed a growth of 24.7% when compared to 1H06, due primordially to the non-contribution of the Riopol result in the 1Q06 as a result of its still pre-operating period.

SUZANO PETROQUÍMICA

Net revenue R$ million	2Q07	2Q06	Δ% 2Q07/2Q06	1Q07	Δ% 2Q07/1Q07	1H07	1H06	Δ% 1H07/1H06
Suzano Petroquimica Parent Company	**515.6**	**433.0**	**19.1%**	**441.4**	**16.8%**	**957.0**	**845.7**	**13.2%**
Riopol[1]	120.0	94.7	26.7%	129.0	(7.0%)	249.0	94.7	-
Petroflex[1]	73.2	65.0	12.6%	70.1	4.4%	143.3	127.0	12.8%
Offsets [3]	**(8.2)**	-	-	**(10.1)**	-	**(18.3)**	-	-
Suzano Petroquimica Consolidated[2]	**700.6**	**592.7**	**18.2%**	**630.5**	**11.1%**	**1,331.1**	**1,067.3**	**24.7%**

1 - Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 - Pro forma consolidation considering the participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 - In the process of consolidation, the revenues and costs among companies must be offset. In the 4Q06 the total adjustment of transactions between Suzano Petroquímica and Riopol occurred during 2006 and related to the propylene supply were recorded, being the main component of the adjustment in Offsets. Starting from the 1Q07, the offset of transactions between the companies started to be normally done on a quarterly basis.

Riopol: the net revenue in the quarter, of R$ 359.9 million, diminished 7.0% when compared to the 1Q07 because of the 8.0% reduction in the volume sold, despite the better sales mix of the company in the 2Q07, which caused an increase of 2.3% in the polyethylene net revenue per ton, in Reals, of polyethylene q-o-q. In Dollars, the net revenue showed a slight reduction of 1.1% in comparison to 1Q07, thanks to a polyethylene net revenue per ton, in Dollars, 8.9% greater. From the total net revenue, 90.7% resulted from the polyethylene sale and the remaining from sale of co-products (propylene, hydrogen and pyrolysis gasoline). Riopol represented 16.0% of the Suzano Petroquímica consolidated net revenue in the 2Q07.

Petroflex: the net operating revenue of Petroflex in the 2Q07 was of R$ 363.8 million, 4.4% higher than the 1Q07 due to the greater volume sold, which more than compensated the fall of 2.5% in the net revenue per ton of the company, in Reals. As regards the same period of 2006, the net revenue increased 12.6%, a joint effect of the 3.3% increase in the volume sold and the sale prices in Reals about 9.0% higher. In the first semester of 2007, the company accumulated net revenue of R$ 712.4 million, indicating an increase of 12.8% over 1H06, thanks to a net revenue per ton in Reals 9.0% higher. Petroflex represented 10.4% of the consolidated net revenue of Suzano Petroquímica in the 2Q07.

Cost of Goods Sold (CoGS)

The consolidated cost of goods sold (CoGS) reached R$ 566.4 million in the 2Q07, 12.3% above the one assessed in the 1Q07 and 3.2% higher than the one in the 2Q06, due mainly to the greater CoGS assessed in the Parent Company. The consolidated CoGS in the 1H07 was 9.7% greater than the 1H06, basically as a result of the greater contribution of Riopol in the consolidation, since in the 1Q06 the cost of goods sold by Riopol was still being deferred, given its pre-operating stage.

Cost of Goods Sold (CoGS) R$ million	2Q07	2Q06	Δ% 2Q07/2Q06	1Q07	Δ% 2Q07/1Q07	1H07	1H06	Δ% 1H07/1H06
Suzano Petroquimica Parent Company	**418.8**	**392.8**	**6.6%**	**349.8**	**19.7%**	**768.6**	**764.0**	**0.6%**
Riopol[1]	94.4	98.5	(4.2%)	104.2	(9.5%)	198.6	98.5	-
Petroflex[1,4]	61.4	57.4	7.0%	60.3	1.8%	121.7	113.4	7.3%
Offsets[3]	**(8.2)**	-	-	**(10.1)**	-	**(18.3)**	-	-
Suzano Petroquimica Consolidated[2]	**566.4**	**548.7**	**3.2%**	**504.2**	**12.3%**	**1,070.7**	**976.0**	**9.7%**

1 - Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 - Pro forma consolidation considering the participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.

SUZANO
PETROQUÍMICA

3 – In the process of consolidation, the revenues and costs among Companies must be offset. In the 4Q06 the total adjustment of transactions between Suzano Petroquímica and Riopol occurred during 2006 and related to the propylene supply were recorded, being the main component of the adjustment in Offsets. Starting from the 1Q07, the offset of transactions between the companies started to be normally done on a quarterly basis.
4 – At the end of 2006 Petroflex performed a reevaluation of assets, which increased the depreciation accounted in the CoGS. As Suzano Petroquímica does not use this accounting system, the Company made an adjustment to eliminate its effect, and for that reason the values of CoGS disclosed by Petroflex are different from ours. See more details at the Note in the Company's ITR.

Riopol: the CoGS in the 2Q07 was of R$ 283.2 million, 9.5% below the one assessed in the 1Q07 as a result of the 8.0% reduction in the volume sold together with a smaller CoGS per ton in Reals, influenced by a reduction in the variable cost per ton recorded by the company. In the 2Q07, 78.9% of Riopol CoGS was variable costs (raw material, catalysts, utilities, etc), 12.9% related to depreciation and amortization and 8.2% of fixed costs. The greater operating efficiency achieved by the company, reflected in a more optimized consumption of the raw material, combined with the recording of a smaller cost of raw materials in Reals, a result mainly of the reduction in the average exchange rate between the quarters, more than compensated the increase in the raw materials price in Dollars, making possible a polyethylene CoGS per ton in Reals 1.6% lower than the one in 1Q07.

During the 2Q07 the ethane and propane prices showed an increasing curve, pressed by the international prices of natural gas and oil, these last impacted by geopolitical conflicts in the Middle East, building inventory as a result of the proximity of the hurricane season in the United States, besides a greater demand for gasoline in the USA as a result of the driving season in a moment of lower availability of this product in the American market (stoppages and operating problems in refineries). Thus, the average prices of Mont Belvieu* ethane in the quarter was 22.5% above of the recorded in the 1Q07, while the propane in the same reference also showed an increase of 16.9%, as shown in the chart.

Evolution of Mont Belvieu Ethane and Propane prices


jan 05 = 100
jan/05
mar/05
may/05
jul/05
sep/05
nov/05
jan/06
mar/06
may/06
jul/06
sep/06
nov/06
jan/07
mar/07
may/07
ethane
propane

Petroflex: the CoGS[4] of the Petroflex in the 2Q07 was of R$ 305.6 million, 2.1% higher than the one recorded in the 1Q07 due mainly to the sales volume 7.2% greater, which had its impact reduced by a variable cost per ton 3.3% lower. As regards the same period of 2006, the CoGS showed an 7.0% increase, resulting basically from the higher prices in Reals of the raw materials, reflected in a variable cost per ton 7.2% greater q-o-q.

General and Administrative Sales Expenses (SG&A)

The consolidated sales general and administrative expenses (SG&A) totalized R$ 69.8 million in the 2Q07, 8.5% above the ones recorded in the 1Q07, basically as a result of the greater administrative expenses recorded in the Parent Company and in Riopol. When compared to the 2Q06, the SG&A expenses was 6.5% greater as a result of the increase of 7.3% in the consolidated sales expenses. In the semester, the consolidated expenses totalized R$ 134.1 million, an amount 13.7% higher than the one assessed in the same 1H06.

Riopol: the SG&A expenses of the company reached R$ 50.7 million in the 2Q07, 22.7% higher than the expenses assessed in the 1Q07. This increase is explained by non-recurring expenses incurred this quarter, with restructuring of the executive board, payment of bonus, special projects and participation in fairs and events. Excluding the non-recurring effects, the SG&A expenses of the 2Q07 would be 15.2% greater than the ones of the 1Q07. From the sales, general and administrative expenses recorded in the 2Q07, 73.3% were sales expenses and 26.7% general and administrative expenses. In the 1H07, the SG&A expenses reached the amount of R$ 91.9 million.

Petroflex: the SG&A expenses of the company reached R$ 22.6 million in the 2Q07, 2.9% higher than the one recorded in the 1Q07, due to the increase of 7.9% in the sales expenses, a result of the greater expenses with freight and storage resulting from the greater exported volume, which were slightly diminished by a reduction of 4.5% in the general and administrative expenses. When compared to the 2Q06, the SG&A expenses had a reduction of 11.7%, due to lower general and administrative expenses, a result of the policy of costs reduction implemented by Petroflex, and the reduction of 7.6% in the sales expenses, a consequence of the lower exported volume. When compared to the 1H06, the SG&A expenses of R$ 44.5 million totalized in the 1H07, were 8.4% lower.

SUZANO
PETROQUÍMICA

Ebitda

The consolidated Ebitda in the 2Q07 totalized R$ 103.2 million, 3.9% higher than the one assessed in the 1Q07, influenced by strong increase in cash generation both of the Parent Company and Petroflex, which compensated the 14.3% reduction in the Riopol's Ebitda.

When compared to the 2Q06, the consolidated Ebitda showed a growth of 564.1%. Such growth is explained by the sensible recovery of businesses starting from the 3Q06, reflected in the progress of 12.1 b.p. of the Ebitda margin.


13.5%
6.8%
8.2%
7.8%
3.1%
2.6%
14.5%
15.8%
14.7%
66.8
37.2
48.6
37.2
14.6
15.6
73.1
90.1
99.4
103.2
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07

In the semester, the company accumulated a consolidated Ebitda of R$ 202.6 million, 572.3% higher than the one recorded in the 1H06 as a result of the recovery of spreads recorded starting from the 3Q06, reflected in better results disclosed by the companies, and of the non-contribution of result of Riopol in the 1Q06 plus a negative cash generation of this company in the 2Q06. In the 2Q07, 70.5% of the consolidated Ebitda of Suzano Petroquímica resulted from the contribution of the polypropylene business.

Ebitda								
R$ million	2Q07	2Q06	Δ% 2Q07/2Q06	1Q07	Δ% 2Q07/1Q07	1H07	1H06	Δ% 1H07/1H06
Suzano Petroquímica Parent Company	**72.8**	**18.4**	**296.4%**	**68.5**	**6.3%**	**141.2**	**31.0**	**354.9%**
Riopol[1]	21.1	(6.9)	407.1%	24.6	(14.3%)	45.8	(6.9)	-
Petroflex[1]	9.7	6.1	59.0%	6.6	47.2%	16.2	8.7	86.2%
Other revenues/ consolidated expenses[3]	**(0.3)**	**-**	**-**	**(0.3)**	**-**	**(0.6)**	**(2.7)**	**-**
Suzano Petroquímica Consolidated[2]	**103.2**	**15.5**	**564.1%**	**99.4**	**3.9%**	**202.6**	**30.1**	**572.3%**

1 – Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 - Pro forma consolidation considering for all the periods mentioned the participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 – These reflect the consolidated operating revenues/expenses of SPQ Investimentos e Participações Ltda., of Suzanopar Petroquímica Ltd. and of Polipropileno Participações up to September 30, 2006.

Riopol: the Ebitda achieved by the company in the 2Q07 was 14.3% lower than the one in the 1Q07, reaching R$ 63.4 million. The increase of 2.1 b.p. in the gross margin of the company was neutralized by greater expenses assessed in the quarter. The Ebitda margin assessed in the 2Q07 was of 17.6%, representing a reduction of 1.5 b.p when compared to the 1Q07. Riopol contributed with a share of 20.5% in the consolidated Ebitda of Suzano Petroquímica in the 2Q07.


22,7
57,0
73,9
63,4
3Q06
4Q06
1Q07
2Q07
-7,3%

Petroflex: the company recorded an operating cash generation in the 2Q07 of R$ 48.0 million, 47.2% higher than the one reached in the 1Q07, due to an increase of 1.9 b.p. in the gross margin together with a positive non-recurring operating revenue resulting from the reversion of the provision of the actuarial liabilities of Petros in the amount of R$ 6.1 million, and of the carbon credits sale in the amount of R$ 1.5 million. When compared to the 2Q06, the Ebitda showed an expressive increase of 59.0%, mainly as a result of the gross margin 4 b.p. greater in the quarter. Thus, Petroflex also showed an important recovery in its Ebitda margin, reaching 13.2% in the 2Q07, compared to a 9.3% margin assessed in the 1Q07 and in the 2Q06. In the 1H07, the company obtained an Ebitda of R$ 80.6 million, 86.2% higher than the 1H06, with a 11.3% margin.

SUZANO
PETROQUÍMICA

Financial Result and Indebtedness

Suzano Petroquímica obtained a positive net consolidated financial result of R$ 33.2 million in the 2Q07, 176.7% higher than the result recorded in the 1Q07, due primordially to the average appreciation of 6.3%of the Real within the period, which positively contributed with R$ 69.3 million to the financial result.

In the 1H07, the net financial result was of R$ 45.2 million, 309.4% above the one recorded in the 1H06, benefited by a positive effect of exchange rate variation of R$ 117.5 million, as a result of the most part of the indebtedness of the companies being registered in Dollars.

The consolidated gross indebtedness of the Company (considering principal and interests) in June 30, 2007 was of R$ 1,854.7 million, 5.2% lower than the amount of R$ 1,956.8 million in March 31, 2007, due to the payment of US$ 57.4 million of the indebtedness made by Riopol and by the appreciation of the Real, translating the Dollars indebtedness into a lower amount in local currency. The consolidated net indebtedness reached R$ 1,447.0 million, 9.4% below the one registered in the previous quarter, as a result of the lower gross indebtedness in Reals, which more than compensated the reduction of 11.4% in the cash availability.

Net Indebtedness / Ebitda

Confirming the commitment undertaken with the market, the Company continued its curve of strong deleverage also in the Consolidated, with the Net Indebtedness /Ebitda ratio falling 1.5 b.p., reaching 4.0 times at the end of the 2Q07. Such reduction is a result of the combination of the diminishment of the consolidated net indebtedness and of the 31.5% increase of the accumulated pro forma consolidated Ebitda in the last 12 months. This reduction process of consolidated leverage shall be maintained in the next periods, with the expectation of maintenance of good levels of cash generation of Riopol, replacing Ebitdas registered during its learning curve in previous quarters in 2006, the cash that will probably be received in 4Q07 as the second installment for the Politeno sale, and also considering the hypothesis of a future sale of Petroflex. It is worthy to stress that both the indebtedness of the Parent Company and Riopol's are concentrated in the long term, non existing any rolling pressure or compliance difficulties with financial commitments, which are comfortably scheduled for the next years.

Net Indebtness / Ebitda
Consolidated *Pro Forma*



13.2
11.4
8.1
5.5
4,0
06.30.06
09.30.06
12.31.06
03.31.07
06.30.07

Net Income

The maintenance of the movement of recovery of our results and of our controlled companies contributed for the achievement, in the 2Q07, of a net income of R$ 72.1 million, the greater quarterly record of the last years and exceeding further in 32.1% the previous record, which had been recorded in the 1Q07. This level of net income was possible thanks to the good level of operating result of the Parent Company and of the controlled companies Riopol and Petroflex, associated to the positive contribution of R$ 33.2 million of financial result, impacted by the appreciation of the Real, and further by the additional accounting of R$ 12.1 million related to the adjustment of the earn-out formula related to the sale of our interests in Politeno, and despite the recurring goodwill amortization of R$ 13.7 million in the period.

For consolidation purposes, the Parent Company net income in the 2Q07 is R$ 651 thousand lower than the consolidated net income due to a tax incentive reclassification of 25% of withholding taxes expenses related to the Camaçari unit, in the jurisdiction of the Northeastern Development Agency (ADENE).


SUZANO
PETROQUÍMICA

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Aug 03, 2007

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Investor Relations Department:
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Suzano Petroquímica Releases 2Q07 Results

Ebitda of R$ 73 million, almost 4 times 2Q06 Ebitda and also 6% above the 1Q07, and Net Income of R$ 71.5 million in the quarter consolidate a new level of profitability of the Company

São Paulo, August 2, 2007. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controller shareholder of relevant players in the petrochemical sector - Rio Polimeros S.A. and Petroflex Indústria e Comercio S.A., as well as a shareholder of Petroquímica União S.A. (PQU), releases its 2Q07 results.

RECEIVED
2007 AUG 28 A 8:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2Q07 Highlights

Strong Ebitda of R$ 72.8 million in the 2Q07, accumulating R$ 141.2 million in the 1H07

The operating cash generation of Suzano Petroquímica measured according to the Ebitda criteria reached R$ 72.8 million in the 2Q07, a growth of 296.4% compared to the 2Q06 and 6.3% higher than the level reached in the 1Q07. Thus, this is the fourth consecutive quarter of increase of the Company's cash generation.

The accumulated Ebitda of the Controlling Company in the 1H07 was of R$ 141.2 million, 354.9% higher than the cash generation in the 1H06 and equal to 90.6% of the cash generation in the whole year of 2006.

The 2Q07 Ebitda margin slight decrease of 1.4 b.p. against 1Q07, reaching 14,1%, was due to the higher feedstock prices in the international market. Even though, the 1H07 Parent Company's Ebitda margin was 14,8%, 11,1 b.p. higher than the 1H06 Ebitda margin, confirming the important recovery of the Company's profitability.

Net Income of R$ 71.5 million in the 2Q07, accumulating R$ 126.1 million in the 1H07

The net income of Suzano Petroquímica in the 2Q07 was of R$ 71.5 million, a result substantially higher than the historical levels recorded by the Company and further 30.9% above the net income reached in the 1Q07, of R$ 54.6 million. This result was obtained combining the good performance of our business and those of our controlled companies, with an equity pick up of R$ 31.7 million, and also the register of a positive impact of the financial result of R$ 21.4 million, strongly influenced by the exchange rate fluctuation recorded in the quarter.

With this new level in our operations, the Company accumulated a Net Income in the 1H07 of R$ 126.1 million, significantly reverting the loss of R$ 29.1 million accumulated in the 1H06.

Deleveraging kept a strong path

The deleveraging process continued straight. Due to the significant evolution of the Ebitda started in the 3Q06, the Net Debt/(Ebitda + Dividends) ratio of the Parent Company, which in June 2006 reached its maximum of 7.1 times, after 1 year of strong deleverage returns to a level recommended by our Board of Directors, of 3.2 times in June of 2007.

Analogically, the consolidated leverage also presented a strong decreasing curve, since in the last 12 months analysis we are replacing quarters of weak cash generation in last year with stronger quarters this year, in much more robust levels, as equivalent effect in the Parent Company. The consolidated Net Debt/Ebitda ratio retreated consistently from the peak of 13.2 times reached in June 2006 to 4.0 times in June 2007. Considering that the contribution of Riopol in its first operating quarters of 2006 still reflected the beginning of its learning curve, the trend is that the consolidated deleveraging continues its accelerated movement.

Update of the earn-out formula related to the sale of Politeno

After 14 months of the 18-month period for assessment of the spreads of polyethylene in the domestic market according to the earn-out formula for assessing the final value of Politeno (sold through a down payment made last year), the visibility on the average value of the spread in the period increases and, therefore, increases even more the assurance of receiving a second installment for our interests, even greater than the one initially anticipated. Thus, we made an adjustment in the provision created upon the sale, generating an additional positive financial impact of R$ 12.1 million in the Parent Company in the 2Q07, through equity pick up.

Further Events

FDIC of Suzano Petroquímica

On July 23, 2007, Suzano Petroquímica announced that it has been filed all necessary documents required by CVM Instructions for the registry of the Receivables Investment Fund Suzano Petroquímica and public offering of its Senior Quotas. This is an important step in the financial strategy of the Company, being its first fixed-income transaction in the capital markets aiming at optimizing its working capital. We highlight the strengthening of the robustness of the Company's capital structure that shall be provided by the Fund, as a result of the off balance treatment obtained by the Company since the establishment of the Fund, the first case in Brazil in this kind of transaction.

Potential sale of Petroflex

Through 2 notices to the market, dated of May 11, 2007 and July 12, 2007, Petroflex provided clarifications about proposals received from investors interested in acquiring its shares. The last notice informed that the controlling shareholders continued the proposals analysis and evolved significantly in the negotiations with the potential buyers. However, up to this moment, they did not reach an agreement on the final terms and conditions for an eventual transaction, that will be promptly informed to the market according to the development of the negotiations.

Change in the Executive Board of Riopol

On July 20, the shareholders of Riopol announced that Engineer Eduardo Karrer has requested to quit Riopol's Executive Board, considering his intention to accept new professional challenges outside the petrochemical industry. Karrer will remain as CEO until his substitute is announced. The shareholders of Riopol declared their fully support to the company's Executive Board, confident that the new senior management will lead the company to a further level of development.

Ethane and propane obtained tax equality to naphtha on Social Contributions (PIS and COFINS)

The raw materials ethane and propane, used for the production of the basic petrochemicals ethylene (feedstock for the production of polyethylene) and propylene were included in the Law No. 11,488, and signed on June 15, 2007. Thus, ethane and propane obtained tax equality to naphtha on Social Contributions (PIS and COFINS), according to Law No 11,488, signed on June 15, 2007. Therefore, the natural gas fractions, ethane and propane, sold to Riopol will be subject to aliquot of 1% for PIS, and 4.6% for COFINS, and Riopol may establish tax credits at an aliquot of 1.65% and 7.6%, respectively. This tax mechanism will allow the assessment of a tax credit equivalent to 3.65% of the amount of the purchase of ethane and propane, reducing then the final cost of

the raw materials acquired by Riopol, as described in the illustrative example below. The estimate gains for Riopol arising from the tax equality are approximately US$ 20 million per year.

Settlement Agreement between Riopol and the EPC Contractor

On August 1st, 2007 was signed the settlement agreement between Riopol and the EPC contractor of its industrial complex, formed by ABB Lummus and Snamprogetti, finalizing all the discussions related to the delay of Riopol's start-up. The financial impact of the agreement will be a non-operating revenue of R$ 142 million for Riopol. From this amount, R$ 122 million will compensate EPC contractor payments still retained by Riopol and US$ 10.5 million was received in cash, by Riopol in the signing date.

We believe that this final agreement with the EPC contractor represents a favorable closing for both parties and it is particularly positive for Riopol, specially in this moment that the company is consolidating its presence in the Brazilian petrochemical market.

Special Characteristics of this Result Disclosure:

With the taking over of Polibrasil's full control on September 1st, 2005 and its further merge with Suzano Petroquimica on November 30th of that same year, the Company had decided to discuss its results on a pro forma basis, aiming at allowing a better analysis of the business held by Suzano Petroquimica and thus ensuring better comparison with previous periods, and estimates of future results. However, since 1Q06 all information from the Parent Company already fully reflects the effective activities of the Company. Since this document is prepared based on comparisons with periods after 1Q06, including this one, the Parent Company results have no need to be discussed on a pro forma basis anymore.

The analysis of the Consolidated Suzano Petroquimica results considers the Parent Company result, proportionally consolidating the participation that the Company holds in its jointly controlled companies Riopol (33.33%) and Petroflex (20.12%). In view of the sale of the 33.9% participation in the total capital stock of Politeno on April 4, 2006, the Consolidated results will be discussed on a pro forma basis, i.e., not considering 1Q06 Politeno's results, aiming at a better comparison with other quarters. The performance of the joint controlled companies of Suzano Petroquimica is described in Consolidated Suzano Petroquimica.

All comparisons performed are related to the same period of 2006 (2Q06), except when otherwise indicated.

SUZANO PETROQUÍMICA PARENT COMPANY

Sector Scenario and Economic Context

Due to geopolitical tensions in the Middle East, together with a world refining capacity insufficient to serve the demand, there was an increase in oil prices and its derivatives throughout the 2Q07. The average price of the oil barrel Brent type increased about 17.6% in comparison to the 1Q07, evolving from an average of US$ 58 in the 1Q07 to US$ 69 per barrel in the 2Q07. The naphtha price followed the oil trend, but in a stronger way, with a high of 23.0% in its average price between the quarters, going from an average of US$ 545/ton in the 1Q07 to US$ 671/ton in the 2Q07. Thus, the naphtha/Brent oil price ratio increased from an average of 9.3 in the 1Q07 to 9.8 in the 2Q07.

The international propylene prices also had an average high in the quarter, as a result of a tight supply-demand balance together with some production restrictions both in refineries and in some crackers around the world. The US Gulf Coast based propylene price increased about 19,5%, reaching the average price of US$ 1,133/ton in the 2Q07 and correcting the smaller levels recorded in the 1Q07, while in Europe the naphtha-base propylene increased about 6.3%, reaching US$ 1,149/ton in the same period. The propylene in Asia presented a 3.4% decrease in its price during the quarter, reaching an average of US$ 1,142/ton, as a result of a greater punctual offer of propylene in the region.

The polypropylene international prices followed the propylene's behavior, and also had an increase in its prices during the 2Q07. The Asian polypropylene average prices increased about 3.9% q-o-q, reaching the level of US$ 1,284/ton CFR China, while the European polypropylene prices and for exports in the USA increased about US$ 115/ton in the quarter, reaching average levels of US$ 1,560/ton and US$ 1,298/ton, respectively. This polypropylene price increase aimed to accommodate the recent increases of the propylene price, taking advantage of a very favorable environment of strong international demand in several regions of the world.

In Brazil, the thermoplastic resins market had a good performance in 2Q07. According to preliminary data from ABIQUIM/Coplast, the internal consumption of thermoplastic resins (without PET) increased 5.5% compared to 1Q07, reaching 1.092 million of tons of consumed resins. Furthermore, the resins imports decreased 7.2% q-o-q, reinforcing the capture of the market expansion by the local producers. In the 1H07, the Brazilian market of thermoplastic resins increased 5.7%, accumulating 2.127 million of tons of resins consumed locally. Now, the resins imports in the 1H07 reached 324.1 thousand tons, favored by the current levels of the exchange rate, representing a growth of 16.9% in comparison with the imports of the same period of last year.

Regarding polypropylene, we note that the demand growth had a stronger path than the aggregate of thermoplastic resins. The internal consumption of polypropylene increased 14.1% compared to 1Q07, reaching 319.8 thousand tons in the 2Q07. Most of this growth was absorbed by local producers, with sales increasing 15.7% q-o-q, while the imports increased 3.7%, totalizing 40.0 thousand tons in the 2Q07. In the accumulated of the year, the Brazilian polypropylene market was of 600.1 thousand tons, representing an increase of 8.0% in the comparison with the 1H06. In the 1H07, about 13.1% of the local demand was supplied with imports, while in the 1H06 the imports share was restricted to 8.8% of the internal demand, again an effect of the current levels of the exchange rate in Brazil.

Production


'000 Ton
13.8%
301
265
18.5%
163
144
138
120
1Q06
2Q06
1Q07
2Q07
1H06
1H07

In the 2Q07, the polypropylene production of Suzano Petroquímica was of 163.2 thousand tons, representing an increase of 18.5% over the production of the 1Q07, due to a greater operating confidence in the period, and further 35.9% higher than the production in the 2Q06, due to two maintenance stoppages occurred in that quarter, one for 30 days in Mauá for its 60 thousand tons/year capacity expansion, and another of 20 days in Duque, to change the catalytic system of the facility aiming at improving its portfolio of products. The polypropylene production accumulated in the year reached 301.0 thousand tons, 13.8% higher than the production in the same period of last year, of 264.6 thousand tons.

Operating Rate


77%
80%
95%
85%
88%
2Q06
1Q07
2Q07
1H06
1H07

* considers the 685 kt/year production capacity from 07/11/06 on

The 2Q07 operating rate was of 95.3%, 14.9 b.p. above the operating rate of the prior quarter, which had been negatively impacted by a stoppage for maintenance of 30 days in Camaçari unit and further for some stoppages in Mauá facility, causing an additional loss of production equivalent to 6 days. In the accumulated of the year, the average operating rate was of 87.9%, 3.2 b.p. above the 1H06 operating rate.

Sales


'000 Ton
+5.1%
272
286
+10.9%
+10.7%
155
140
+3.7%
217
225
30
125
110
+13.6%
2Q06
2Q07
1H06
1H07
Domestic Sales
Exports

The Company's total polypropylene sales in the 2Q07 were of 154.7 thousand tons, representing an expressive increase of 18.0% and 10.6% compared to 1Q07 and 2Q06, respectively. In the 1H07, the total sales were of 285.8 thousand tons, 5.0% above the ones in the 1H06.

In the domestic market, the sales totalized 124.9 thousand tons in the 2Q07, 25.2% higher than 1Q07, thanks to the good demand in the domestic market. Disregarding the effect of domestic sales postponed from the 1Q07 to the 2Q07, the growth of the Company's domestic sales would be of about 13.9%, almost equivalent to the q-o-q evolution of the Brazilian consumption of polypropylene. In the comparison with 2Q06, the domestic sales presented an increase of 13.3%, reflecting again the better moment of the market in this year. The local sales accumulated in the 1H07 totalized 224.7 thousand tons, 3.5% above 1H06.

The good sale volumes observed in the 2Q07 were possible due to the good performance of sectors like agriculture, textile, food, automobile, electro-electronic and industrial.

Out external sales were of 29.8 thousand tons in the quarter, representing 19.3% of the total sales in the period. This volume was 4.7% lower than 1Q07 and practically aligned with 2Q06, considering the priority given to the domestic market sales. From the export sales, the volume dedicated to Latin America, where we have the better margins, represented a share of 54%. In the 1H07, our exports totalize 61.0 thousand tons, 10.9% greater than the ones in the same period last year.

Exports Destination (%) 2Q07


Others
8%
Africa
21%
Europe
17%
Latin
America
54%

- 2T07

Sales Prices


US$/t
Evolution of PP Prices
(ICIS-LOR basis)
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07
Europe Domestic
PP USA Export
PP Asia
SZPQ DM (Net Rev/ton)

The maintenance of the good levels of international demand contributed to an increasing movement in the polypropylene prices in practically every consumption region of the resin, motivated also for the high in the international propylene prices. In the local market, however, the ascending movement in polypropylene prices has not happened locally with the same consistency observed in the international market, but with the proximity of the third quarter, seasonally the strongest of the year for resins producers, may create a more favorable moment for the business in Brazil.

Our 2Q07 average net revenue per ton in Reals in the domestic market was 2.4% lower than the one in the 1Q07, but 8.1% higher than the 2Q06. When expressed in Dollars, the 2Q07 net revenue per ton in the domestic market was 3.7% higher than the 1Q07, and further 19.1% greater than the one in the 2Q06, mainly because of the Real appreciation q-o-q. Indeed, the trend of high of prices in Dollars is masked by the speed of appreciation of the Real occurred in the last months.

Now, the 2Q07 net revenue per ton assessed in the external market, when expressed in Reals, presented a slight fall of 0.8% in comparison to 1Q07, but was 2.8% higher than the net revenue per ton recorded in the 2Q06. When expressed in Dollars, we observe an increase of 5.4% in the exports net revenue per ton as regards the 1Q07, as a result of the better environment in the international market, and further 13.3% higher when compared to the exports net revenue per ton in the 2Q06, thanks to better commercial conditions obtained mainly from greater sales for countries in Latin America.

Net Operating Revenue


'000 Ton
433
356
441
357
+16.8%
516
436
-5.5%
+22.1%
846
705
+13.2%
957
792
+17.0%
+12.4%
2Q06
1Q07
2Q07
1H06
1H07
Domestic Sales
Exports

The net operating revenue was of R$ 515.6 million in the 2Q07, 16.8% higher than the one assessed in the 1Q07 as a result of a sales volume 18.0% higher and a net revenue per ton, in Reals, 1.0% lower q-o-q. When measured in Dollars, the net operating revenue in the 2Q07 was 24.2% higher than the one in the 1Q07 as a result of the recording of a global net revenue per ton in Dollars 5.2% greater this quarter.

The accumulated net operating revenue in the 1H07 was of R$ 957.0 million de Reals, 13.2% above the one in the 1H06 considering the combination of a 5.0% greater volume of sales and a 7.8% higher global net revenue per ton in Reals. When the comparison is done in Dollars, we see an increase of 21.1% in the 1H07, thanks mainly to a 15.3% greater global net revenue per ton in Dollars.

The net operating revenue originating from the volume commercialized in the domestic market in the 2Q07 was of R$ 435.6 million, 22.1% higher than the one in the 1Q07 since the increase of 25.2% in the local sales volume more than compensated the 2.4% fall in the net revenue per ton in Reals. Analogically, when expressed in Dollars, the net revenue in the internal market was 29.8% higher than the one in the 1Q07, as an effect of the 3.7% higher net revenue per ton in Dollars in the period. In the accumulated of the 1H07, the net operating revenue assessed in the internal market in Reals was 12.4% higher, an effect of a 3.5% greater sales volume and a net revenue per ton in the domestic market 8.6% higher. In Dollars, the net operating revenue assessed in the internal market in 1H07 was 20.3% higher than the 1H06, as an effect mainly from a net revenue per ton in the domestic market 16.2% greater between the periods.

The net revenue arising from sales to the external market totalized R$ 80.1 million in the 2Q07, 5.5% below the result of the 1Q07 as a combination of a 4.7% fall in the exported volume and the 0.8% lower exports net

revenue per ton comparing to the prior quarter. If expressed in Dollars, the exports net revenue in the 2Q07 practically reproduces the level recorded in the 1Q07, because the fall in the exported volume is neutralized by an exports net revenue per ton in Dollars 5.4% greater.

Cost of Goods Sold (CoGS)


Other Raw Materials
7.4%
Depreciation
4.5%
Labor
4.4%
Energy
1.2%
Others
2.6%
Main Feedstock
80.0%

The cost of goods sold (CoGS) in the 2Q07 was of R$ 418.8 million, 19.7% above the one in the 1Q07 basically as a result of the volume sold 18.0% higher. The 2Q07 CoGS per ton was of R$ 2,707/ton, 1.5% above the one in the 1Q07 due to a 4.7% increase in the cost per ton of propylene in Reals recorded in the quarter, thanks to the recent increase in prices of petrochemical raw materials in the international market. In Dollars, the 2Q07 CoGS per ton recorded was of US$ 1,365/ton, 7.8% above 1Q07 basically as a result of the cost of propylene per ton in Dollars 11.3% greater.

In the accumulated of the 1H07, the CoGS totalizes R$ 768.6 million, only 0.6% higher than 1H06, although the sold volume in the 1H07 was 5.0% higher. The 1H07 CoGS per ton of R$ 2,690/ton was 4.2% below the CoGS per ton recorded in the 1H06, of R$ 2,808/ton, as a reflex, primarily, of an average cost of propylene per ton in Reals 2.5% lower this year. In Dollars, the 1H07 CoGS per ton was of US$ 1,315/ton, 2.5% above the 1H06 basically as a function of a propylene cost per ton in Dollars 4.4% greater in the accumulated in 2007.

Sales, General, and Administrative Expenses (SG&A)

The total sales, general, and Administrative expenses (SG&A) totalized R$ 48.0 million in the 2Q07, 4.8% above the 1Q07, R$ 45.8 million. Excluding the SG&A non-recurring effects of the 1Q07 and 2Q07, the 2Q07 SG&A expenses would present an increase of 9.3% in comparison with 1Q07. Following the same analysis and excluding the non-recurring events, in the accumulated of the year the SG&A expenses totalized R$ 90.8 million, 3.0% above the 1H06.

The 2Q07 sales expenses were of R$ 32.8 million, 6.7% below the ones in the 1Q07. Eliminating the non-recurring effects, however, the 2Q07 sales expenses were 8.1% above the previous quarter mainly because of the higher volume sold. In the year, the sales expenses totalized R$ 67.9 million and, on a recurring basis, R$ 61.9 million, 3.1% above the ones in the 1H06.

The 2Q07 general and administrative expenses totalized R$ 15.3 million, 11.9% higher than the ones in the 1Q07 on a recurring basis because of higher expenses with third parties and other general expenses and expenses with materials in 2Q07. In the accumulated of the year, the general and administrative expenses totalized R$ 26.0 million, and, on a recurring basis, R$ 28.9 million, 2.6% above the expenses recorded in the 1H06.

Ebitda

The operating cash generation of the Company measured by the Ebitda criteria reached R$ 72.8 million in the 2Q07, confirming a strong quarterly result of the Company, despite the Ebitda margin has slightly decreased to 14.1%, following the trend of the gross margin, pressured by higher raw material prices. Nevertheless, this is the fourth consecutive quarter of growing cash generation, confirming the new level of results reached by the Company. The accumulated Ebitda in 2007, of R$ 141.2 million, is 354.9% higher than the accumulated Ebitda in the same period of last year and represents 90.6% of the Ebitda recorded in the whole year of 2006. The 1H07 Ebitda margin was of 14.8%, 11.1 b.p. above the 1H06 Ebitda margin.


12.6%
8.1%
15.5%
50.9
28.0
44.3
33.3
12.7
18.4
59.7
65.2
68.5
72.8
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07

The Ebitda per ton reached R$ 470 in the 2Q07, representing a decrease of 10.0% the level recorded in the 1Q07, the greatest since the 4Q04. When analyzed in Dollars, however, the 2Q07 Ebitda per was of US$ 237, only 4.3% lower than the 1Q07, of US$ 248. In the 1H07, the Ebitda per ton was of R$ 494, 333.2% higher than the Ebitda per ton accumulated in the 1H06, of R$ 114.

Financial Result and Indebtedness

On June 30, 2007, the gross indebtedness (considering both principal and interests) of Suzano Petroquímica was of R$ 1,223.0 million, 3.7% below the 1Q07 indebtedness level, while the net indebtedness totalized R$ 847.5 million, representing a decrease of 4.5% when compared to the previous quarter mainly due to a pre-payment of a US$ 12.8 million debt, following the strategy of permanently enhance the cost and the average maturity of the debt.

Exposure per Term (%)


87,0%
84,7%
80,2%
13,0%
15,3%
19,8%
2Q06
1Q07
2Q07
Short Term
Long Term

Exposure per Currency (%)


70,2%
69,0%
68,0%
29,8%
31,0%
32,0%
2Q06
1Q07
2Q07
R$
US$

Exposure per Indexer (%)


5%
5%
4%
43%
44%
40%
25%
27%
28%
26%
24%
27%
2Q06
1Q07
2Q07
Fixed (US$)
CDI
Libor
TJLP

In the 2Q07, the Parent Company's net financial result was positive in R$ 21.4 million, fundamentally because of the appreciation of 6.3% of the Real between March and June 2007, which generated a positive exchange rate variation on the debt of R$ 47.7 million, besides a financial revenue of R$ 5.9 million resulting from financial investments. The financial expenses related to payment of interests on the debt totalized R$ 28.8 million, forming the financial result as in the table below:

Financial Result (R$ million)	2Q07	1Q07	2Q06
Financial Expenses	**15.6**	**5.1**	**(30.3)**
Interests (ACC/ Loans)	(28.8)	(27.7)	(26.8)
Adjustment for Inflation	-	-	-
Exchange Rate Variation	47.7	35.9	-
Banks/ CPMF/ IOF taxes	(3.1)	(3.7)	(2.9)
Others	(0.1)	0.5	(0.6)
Financial Revenues	**5.9**	**4.3**	**3.3**
Interests on Financial Investments	5.9	4.4	3.3
Adjustment for Inflation	-	-	-
Exchange Rate Variation	-	(0.1)	-
Net Financial Result	**21.4**	**9.4**	**(27.0)**

Additionally, the Company obtained revenue from interests on financial investments in the 2Q07 in the amount of R$ 2.8 million, resulting from investment of the cash of its fully-owned subsidiary SPQ Investimentos e Participações, recorded in the result of the Parent Company through equity pick up.

Debt Amortization Schedule (US$ Million)


59
65
56
56
77
87
68
23
46
66
13
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

According to the time schedule for amortization of the indebtedness, on June 30, 2007, the average debt maturity was of 4.5 years. The average indebtedness cost in the 2Q07 was of US$ + 6.88%.

Net Indebtedness / (Ebitda+Dividends)


Net Indebtness / (Ebitda + Dividends)
Parent Company
7.1
6.8
5.5
4.0
3.2
06.30.06
09.30.06
12.31.06
03.31.07
06.30.07

The Parent Company's leverage ratio measured by Net Debt/(Ebitda + Dividends), already considering the cash received as initial payment for the sale of Politeno and the positions of shares, owned by the Company and its controlled companies and intended to future sale, presented an important profile of reduction, leaving the level of 7.1 times in the 2Q06 and reaching 3.2 times in 2Q07, as a result of the improvement of our cash generation, since the indebtedness has been kept under a very stable level. After this, the Company reached a normalized leveraging level, which could suffer further reductions considering the cash that will probably be received in 4Q07 as the second installment for the Politeno sale, and also considering the hypothesis of a future sale of Petroflex.

Net Income

The maintenance of the recovery curve of our results contributed for the achievement, in the 2Q07, of a net income of R$ 71.5 million, the greatest quarterly record in the last years and also exceeding in 30.9% the previous record, which had been registered in the 1Q07. Even with the recurring goodwill amortization of R$ 13.7 million in the period, this net income was possible thanks to the good level of operating result of the Company, together with the positive contribution of a R$ 21.4 million financial result, impacted by the appreciation of the Real, and also for the accounting of an equity pick up of R$ 31.7 million, given the good results of Riopol and Petroflex, besides the financial revenue of SPQ resulting from the investment of the cash related to the first payment for the sale of Politeno. It is worthy to mention that the equity pick up was favorably impacted by the additional recording of R$ 12.1 million related to the adjustment of the earn-out formula related to the sale of our interests in Politeno.

. Investments

Capex


R$ million
Expansion
Maintenance
5.6
10.0
3.7
6.5
5.3
16.0
15.4
24.4
32.9
18.2
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07

The investments of the Company were of R$ 18.2 million in the 2Q07, of which 68.7% were destined to the expansion projects of our polypropylene production capacity, and the remaining to the maintenance of equipments and other investments.

The Company is increasing the production capacity of its Mauá and Duque de Caxias units, and is also investing in the construction of a sea terminal to receive propylene in Duque de Caxias.

The schedule for the start-up of the new capacities foresees the following stages: (1) construction of a sea terminal in Duque de Caxias to receive propylene for the Duque's facility, which will be completed in the 3Q07; (2) expansion of the polypropylene production capacity of the Duque de Caxias (RJ) unit in 100 thousand tons/year in the 4Q07; (3) second stage of the increase in the polypropylene production capacity of the Mauá (SP) unit, which will add 90 thousand tons/year, planned for the 2Q08. The disbursement schedule updated as of 2Q07 is shown bellow.

US$ million	Until 2T07	2007	2008	Total
Capex Projects	50.9	51.0	25.0	126.9
SeaTerminal	9.0	8.6	0.0	17.6
Expansions	41.9	42.4	25.0	109.3

The total amount estimated for the projects of expanding the capacity

and the construction of the sea terminal, including the expansion of the Mauá unit already carried out, is of US$ 126.9 million, and the funding for the projects mentioned above will be provided by the *International Finance Corporation*-IFC and also by BNDES. The total investment released this quarter differs from the one announced in the previous quarter due to the update of the exchange rate used to estimate the investments.

Capital Markets

The daily average financial volume of the preferred share of Suzano Petroquímica (SZPQ4) negotiated at Bovespa in the 2Q07 reached R$ 2.1 million, showing a growth of 35.1% compared to 1Q07, as a result of a greater amount of shares negotiated daily together with the appreciation of the share in the period. The 2Q07 Bovespa Index presented a daily average financial volume 18.3% higher than the one in the 1Q07, proving every quarter the strengthening of the Brazilian capital markets.


Average Daily Volume - SZPQ (R$ '000 day)
1,753
908
1,463
1,555
2,101
2Q06
3Q06
4Q6
1Q07
2Q07

The Suzano Petroquímica preferred share negotiated at Bovespa closed the quarter priced at R$ 4.78/share, showing an increase of 4.6% when compared to the price at the closing of the 1Q07. Up to 2Q07 closing, Suzano Petroquímica preferred share had an appreciation of 21.9% in the year, while the weighted rate of the petrochemical sector had a positive variation of 18.3% and the Bovespa Index raised 22.3% in the same period.


SZPQ4 Performance x Ibovespa
Basis: Jan 2006 = 100
200
180
160
140
120
100
80
60
40
163
101
98
Suzano Petroquímica
Ibov
Petrochemical Sector

Information about the Share	June 30, 2007
Total Shares	226,695,380
Common Shares	97,375,446 (43.0%)
Preferred Shares	129,319,934 (57.0%)
Market Cap (=share price in 06.30.07 times the total number of shares)	
R$ million	1,083.6
US$ million	562.6

*Sources: Suzano Petroquímica / Economática

Expectations for the polypropylene business

After the recent increase in the prices of oil and its derivatives, the strong levels of demand verified in several regions of the world allowed realignment movements in polypropylene international prices. The expectation of maintenance of a balanced supply-demand polypropylene international market in the next months shall maintain this positive scenario, and any adjustments and corrections in the current levels of polypropylene international prices shall depend strongly on the prices of oil and its derivatives in the next months.

The international market gives positive signs for the Brazilian petrochemical scenario, reinforced by a good moment of economic activity in the country, with many industrial segments registering strong operating levels, creating thus a good environment in the domestic market, specially considering the arrival of the third quarter, seasonably the best period of the year for the Brazilian resins producers.

Social and Environmental Responsibility for Sustainable Development

In this quarter was performed the process of external audit of the Integrated Management System in Health, Safety, Environment and Quality, by the international consultancy Det Norske Veritas (DNV). All the industrial facilities and the headquarters were audited, ensuring the maintenance of ISO 9001, ISO 14001 and OHSAS 18001 certificates.

At the same time, a pilot project of the VerificAR process of ABIQUIM was performed, to assess the grade of implementation of the new Responsible Care® Program, focused on the General and Supplies panels in the headquarters and in the General, Supplies and Production panels, in the Mauá facility, complying with the level required by ABIQUIM. The process was carried out with participation of representatives of the community.

The program of Local Productive Arrangement (APL) of Plastic of the surroundings of our Mauá facility (Grande ABC region) recorded new adhesions and the number of companies associated is already almost 40. The APL is a partnership of Suzano Petroquímica with other players in the region – City Halls, other companies of the petrochemical pole of Capuava, Universities, Unions, institutions like SEBRAE-SP and FIESP, IFC-World Bank and Economic Development Agency of the Grande ABC region. The purpose of the project is to stimulate micro and small companies of the petrochemical segment and located in the area to carry out actions in cooperation, together with several entities, aiming at enlarging the competitiveness of its businesses targeting the economic and social development of the Grande ABC region.

Suzano Petroquímica and other 5 companies of the Association of Industries of the Petrochemical Pole of the Grande ABC region (APOLO) began to give product donations to Cooperma (Cooperativa de Trabalho dos Profissionais em Reciclagem de Materiais de Mauá). It was also launched the Agir Mauá project or the Program for Integrated Management of Residues, which, in a partnership with the City Hall, is promoting the selective collection and directing the material to Cooperma.

The Company approved its new Social Investments Policy, based on the concept of supporting structured and sustainable projects in the long run. We believe that only giving funds to entities is not enough to change the life conditions of the population, and for that reason we aim to act in structured projects, with objectives and methodology feasible and transparent results. The social investment of Suzano Petroquímica must be done in a way that contributes to the development of the communities in the surroundings where the Company has its activities, but also the society in general and the country.

SUZANO PETROQUÍMICA CONSOLIDATED

Summary of the *Pro-Forma* Consolidated Result

Indexes Summary (R$ million)	2Q07	2Q06	Δ% 2Q07/2Q06	1Q07	Δ% 2Q07/1Q07	1H07	1H06	Δ% 1H07/1H06
Net revenue	700.6	592.7	18.2%	630.5	11.1%	1,331.1	1,067.3	24.7%
Gross Income	134.2	43.9	205.5%	126.2	6.3%	260.4	91.3	185.2%
Gross Margin	*19.2%*	*7.4%*	*+ 11.8 b.p.*	*20.0%*	*- 0.8 b.p.*	*19.6%*	*8.6%*	*+ 11.0 b.p.*
Ebitda	103.2	15.5	564.1%	99.4	3.9%	202.6	30.1	572.3%
Ebitda margin	*14.7%*	*2.6%*	*+ 12.1 b.p.*	*15.8%*	*-1.1 b.p.*	*15.2%*	*2.8%*	*+ 12.4 b.p.*

Production (000 tons)	2Q07	2Q06	Δ% 2Q07/2Q06	1Q07	Δ% 2Q07/1Q07	1H07	1H06	Δ% 1H07/1H06
Riopol[1]	103.3	97.7	5.7%	105.9	(2.5%)	209.2	150.2	39.3%
Petroflex	88.2	87.9	0.3%	76.7	15.0%	164.9	163.7	0.7%

1 – The production of 52.5 thousand tons in the 1Q06 refers to the pre-operating stage, started in November 2005 and ended on March 31. 2006.

Sales (000 tons)	2Q07	2Q06	Δ% 2Q07/2Q06	1Q07	Δ% 2Q07/1Q07	1H07	1H06	Δ% 1H07/1H06
Riopol[1]	105.8	94.6	11.8%	115.0	(8.0%)	220.9	135.1	63.5%
Domestic Market	69.8	65.8	6.1%	63.2	10.4%	133.0	97.5	36.4%
Exports	36.0	28.8	25.0%	51.8	(30.5%)	87.9	37.6	133.8%
Petroflex	88.2	85.4	3.3%	82.3	7.2%	170.5	164.6	3.6%
Domestic Market	62.3	54.6	14.1%	58.9	5.8%	121.1	104.8	15.6%
Exports	25.9	30.8	(15.9%)	23.5	10.2%	49.4	59.8	(17.4%)

1 - From January to March 2006 40.5 thousand tons of polyethylenes were sold referring to the pre-operating stage of Riopol, which were not recorded in the results. The sales performed from April 2006 were totally of resins produced by Riopol, during its operating stage.

Riopol

This quarter the domestic demand of polyethylene increased 5.6% compared to 1Q07, and 91% of this growth was absorbed by local producers and only 9% by imports, mainly coming from the USA, due to reduction of availability of product for export in Argentina, as a result of problems in the supply of raw material (natural gas) in that country. Considering the priority to serve the domestic market by local producers, the polyethylene exports diminished 2.4% in this quarter compared to 1Q07.

In the accumulated of the year, the polyethylene domestic demand increased 2.4% over 1H06 and was basically served by a 3.1% increase in the local producers' sales, which also reduced the imports by 1.1%. In the same period, the exports had an increase of 29.8%, as a function of the good commercial conditions in the external market.

In the second quarter a movement of increase in the polyethylene prices in the USA, Europe and Asia was noted, supported by the increase in raw material prices combined with the warmed global demand. However, this polyethylene price increase did not happen in the same length in Brazil. Therefore, considering the typically warmer demand in the transformation sector in the 3Q07, combined with a reduction of local supply caused by energetic problems in Argentina, besides the increase of raw materials prices, for the next months it is expected a greater pressure for margin recovery by resins producers.

As a result of irregularities and interruptions in the supply of raw material, Riopol polyethylene production decreased 2.5% in when compared to 1Q07, reaching 103.3 thousand tons. Despite the 76.5% operating rate in the quarter, the ethylene and polyethylene units made important progress in their respective learning curves, reaching high levels of operating efficiency, a reflex of the greater conversion of raw materials into polyethylene. Thus, the production of off-spec products in the 2Q07 diminished 1.1% compared to the previous quarter, representing 4.3% of the total production of polyethylene in June.

Considering Riopol´s strategy of prioritizing its sales in the domestic market, the 2Q07 sales in the local market, of 69.8 thousand tons, were 10.4% greater, while exports reduced 30.5% when compared to 1Q07. From the total amount of 105.8 thousand tons sold in the 2Q07, 34.1% were destined to the external market, improving the company's sales mix, which had exported 45.1% of the sales in the previous quarter. Even with a smaller export volume, Riopol complied with the off-take agreement in place with Vinmar.

In April, the company launched a new product in Brazil, Metapol, a resin produced with metalocenic catalyst and acknowledged by its good processability, weldability and transparence, and largely used in shrink packages (wrapper film of sets of water and soft drinks bottles and cans). With this launching, the company aggregates, through this product line, one more segment for application of polyethylene in the Brazilian market, capitalizing important opportunities of differentiation.

The Riopol result in the 1Q06 was recorded in the deferred asset of the company, since it was still in pre-operating stage. Therefore, the accumulated results in the 1H06 are not comparable to the results assessed in the 1H07. Only from the 2Q06 on the results have been recorded in the statements of result of the company and in our consolidated result, proportionally to our interests in the capital of Riopol.

Petroflex

In the 2Q07 the internal demand was positively influenced by the agricultural sector and by the excellent performance of the Brazilian automotive sector, reflected in the record of car sales in Brazil in June this year. On the other hand, sectors like footwear remained contributing for the increase of imports of elastomers in Brazil, trying to face the difficulties resulting from the appreciation of the Brazilian currency. In the international market a recovery was noted in the consumption of elastomers, mainly in Asia. Although the prices of synthetic rubber have presented a recovery compared to the previous quarter, they did not follow exactly the increase of the natural rubber prices observed in Asia.

Petroflex's production in the 2Q07 totalized 88.2 thousand tons of elastomers, representing an increase of 15.0% over the 1Q07, mainly as a result of the smaller comparison basis in that quarter, when planned stoppages were carried out for maintenance of the Cabo and Duque facilities. When compared to the 2Q06, the volume produced increased in only 0.3%, representing a reduction of 6 b.p. in the operating rate, considering the increase of 20 thousand tons in the nameplate capacity of the Cabo plant in January 2007. In the accumulated in 2007, the production reached 164.9 thousand tons of elastomers, in line with the 1H06, reaching 74% of operating rate.

Aiming to take advantage of the good moment of the Brazilian market, and to diminish the impact of the appreciation of the Real, Petroflex maintained the priority on its sales for the domestic market, which represented 58.1% of the sales increase in the 2Q07 over 1Q07. When comparing to the same quarter of last year, total sales of 88.2 thousand tons of elastomers showed an increase of 3.3%, despite a reduction in the exported volume of 15.9%. In the 2Q07, the products of greater added value, special and performance elastomers, represented 29% of the total sales.

Net Operating Revenue

The consolidated net operating revenue totalized R$ 700.6 million in the 2Q07, 11.1% above the one recorded in the previous quarter, basically as a result of the net revenue of the Parent Company 16.8% higher. Considering the 2Q06, the consolidated net revenue was 18.2% greater, an effect of the recovery of the prices in the industry generating better results for all companies. The consolidated net revenue in the 1H07 showed a growth of 24.7% when compared to 1H06, due primordially to the non-contribution of the Riopol result in the 1Q06 as a result of its still pre-operating period.

Net revenue R$ million	2Q07	2Q06	Δ% 2Q07/2Q06	1Q07	Δ% 2Q07/1Q07	1H07	1H06	Δ% 1H07/1H06
Suzano Petroquímica Parent Company	**515.6**	**433.0**	**19.1%**	**441.4**	**16.8%**	**957.0**	**845.7**	**13.2%**
Riopol[1]	120.0	94.7	26.7%	129.0	(7.0%)	249.0	94.7	-

Petroflex[1]	73.2	65.0	12.6%	70.1	4.4%	143.3	127.0	12.8%
Offsets [3]	**(8.2)**	**-**	**-**	**(10.1)**	**-**	**(18.3)**	**-**	**-**
Suzano Petroquímica Consolidated[2]	**700.6**	**592.7**	**18.2%**	**630.5**	**11.1%**	**1,331.1**	**1,067.3**	**24.7%**

1 - Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 - Pro forma consolidation considering the participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 - In the process of consolidation, the revenues and costs among companies must be offset. In the 4Q06 the total adjustment of transactions between Suzano Petroquímica and Riopol occurred during 2006 and related to the propylene supply were recorded, being the main component of the adjustment in Offsets. Starting from the 1Q07, the offset of transactions between the companies started to be normally done on a quarterly basis.

Riopol: the net revenue in the quarter, of R$ 359.9 million, diminished 7.0% when compared to the 1Q07 because of the 8.0% reduction in the volume sold, despite the better sales mix of the company in the 2Q07, which caused an increase of 2.3% in the polyethylene net revenue per ton, in Reals, of polyethylene q-o-q. In Dollars, the net revenue showed a slight reduction of 1.1% in comparison to 1Q07, thanks to a polyethylene net revenue per ton, in Dollars, 8.9% greater. From the total net revenue, 90.7% resulted from the polyethylene sale and the remaining from sale of co-products (propylene, hydrogen and pyrolysis gasoline). Riopol represented 16.0% of the Suzano Petroquímica consolidated net revenue in the 2Q07.

Petroflex: the net operating revenue of Petroflex in the 2Q07 was of R$ 363.8 million, 4.4% higher than the 1Q07 due to the greater volume sold, which more than compensated the fall of 2.5% in the net revenue per ton of the company, in Reals. As regards the same period of 2006, the net revenue increased 12.6%, a joint effect of the 3.3% increase in the volume sold and the sale prices in Reals about 9.0% higher. In the first semester of 2007, the company accumulated net revenue of R$ 712.4 million, indicating an increase of 12.8% over 1H06, thanks to a net revenue per ton in Reals 9.0% higher. Petroflex represented 10.4% of the consolidated net revenue of Suzano Petroquímica in the 2Q07.

Cost of Goods Sold (CoGS)

The consolidated cost of goods sold (CoGS) reached R$ 566.4 million in the 2Q07, 12.3% above the one assessed in the 1Q07 and 3.2% higher than the one in the 2Q06, due mainly to the greater CoGS assessed in the Parent Company. The consolidated CoGS in the 1H07 was 9.7% greater than the 1H06, basically as a result of the greater contribution of Riopol in the consolidation, since in the 1Q06 the cost of goods sold by Riopol was still being deferred, given its pre-operating stage.

Cost of Goods Sold (CoGS)								
R$ million	2Q07	2Q06	Δ% 2Q07/2Q06	1Q07	Δ% 2Q07/1Q07	1H07	1H06	Δ% 1H07/1H06
Suzano Petroquímica Parent Company	**418.8**	**392.8**	**6.6%**	**349.8**	**19.7%**	**768.6**	**764.0**	**0.6%**
Riopol[1]	94.4	98.5	(4.2%)	104.2	(9.5%)	198.6	98.5	-
Petroflex[1,4]	61.4	57.4	7.0%	60.3	1.8%	121.7	113.4	7.3%
Offsets[3]	**(8.2)**	**-**	**-**	**(10.1)**	**-**	**(18.3)**	**-**	**-**
Suzano Petroquímica Consolidated[2]	**566.4**	**548.7**	**3.2%**	**504.2**	**12.3%**	**1,070.7**	**976.0**	**9.7%**

1 - Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 - Pro forma consolidation considering the participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 – In the process of consolidation, the revenues and costs among Companies must be offset. In the 4Q06 the total adjustment of transactions between Suzano Petroquímica and Riopol occurred during 2006 and related to the propylene supply were recorded, being the main component of the adjustment in Offsets. Starting from the 1Q07, the offset of transactions between the companies started to be normally done on a quarterly basis.
4 – At the end of 2006 Petroflex performed a reevaluation of assets, which increased the depreciation accounted in the CoGS. As Suzano Petroquímica does not use this accounting system, the Company made an adjustment to eliminate its effect, and for that reason the values of CoGS disclosed by Petroflex are different from ours. See more details at the Note in the Company's ITR.

Riopol: the CoGS in the 2Q07 was of R$ 283.2 million, 9.5% below the one assessed in the 1Q07 as a result of the 8.0% reduction in the volume sold together with a smaller CoGS per ton in Reals, influenced by a reduction in the variable cost per ton recorded by the company. In the 2Q07, 78.9% of Riopol CoGS was variable costs (raw material, catalysts, utilities, etc), 12.9% related to depreciation and amortization and 8.2% of fixed costs. The greater operating efficiency achieved by the company, reflected in a more optimized consumption of the raw material, combined with the recording of a smaller cost of raw materials in Reals, a result mainly of the reduction

in the average exchange rate between the quarters, more than compensated the increase in the raw materials price in Dollars, making possible a polyethylene CoGS per ton in Reals 1.6% lower than the one in 1Q07.

During the 2Q07 the ethane and propane prices showed an increasing curve, pressed by the international prices of natural gas and oil, these last impacted by geopolitical conflicts in the Middle East, building inventory as a result of the proximity of the hurricane season in the United States, besides a greater demand for gasoline in the USA as a result of the driving season in a moment of lower availability of this product in the American market (stoppages and operating problems in refineries). Thus, the average prices of Mont Belvieu* ethane in the quarter was 22.5% above of the recorded in the 1Q07, while the propane in the same reference also showed an increase of 16.9%, as shown in the chart.


Evolution of Mont Belvieu Ethane and Propane prices
jan 05 = 100
jan/05
mar/05
may/05
jul/05
sep/05
nov/05
jan/06
mar/06
may/06
jul/06
sep/06
nov/06
jan/07
mar/07
may/07
ethane
propane

Petroflex: the CoGS[4] of the Petroflex in the 2Q07 was of R$ 305.6 million, 2.1% higher than the one recorded in the 1Q07 due mainly to the sales volume 7.2% greater, which had its impact reduced by a variable cost per ton 3.3% lower. As regards the same period of 2006, the CoGS showed an 7.0% increase, resulting basically from the higher prices in Reals of the raw materials, reflected in a variable cost per ton 7.2% greater q-o-q.

General and Administrative Sales Expenses (SG&A)

The consolidated sales general and administrative expenses (SG&A) totalized R$ 69.8 million in the 2Q07, 8.5% above the ones recorded in the 1Q07, basically as a result of the greater administrative expenses recorded in the Parent Company and in Riopol. When compared to the 2Q06, the SG&A expenses was 6.5% greater as a result of the increase of 7.3% in the consolidated sales expenses. In the semester, the consolidated expenses totalized R$ 134.1 million, an amount 13.7% higher than the one assessed in the same 1H06.

Riopol: the SG&A expenses of the company reached R$ 50.7 million in the 2Q07, 22.7% higher than the expenses assessed in the 1Q07. This increase is explained by non-recurring expenses incurred this quarter, with restructuring of the executive board, payment of bonus, special projects and participation in fairs and events. Excluding the non-recurring effects, the SG&A expenses of the 2Q07 would be 15.2% greater than the ones of the 1Q07. From the sales, general and administrative expenses recorded in the 2Q07, 73.3% were sales expenses and 26.7% general and administrative expenses. In the 1H07, the SG&A expenses reached the amount of R$ 91.9 million.

Petroflex: the SG&A expenses of the company reached R$ 22.6 million in the 2Q07, 2.9% higher than the one recorded in the 1Q07, due to the increase of 7.9% in the sales expenses, a result of the greater expenses with freight and storage resulting from the greater exported volume, which were slightly diminished by a reduction of 4.5% in the general and administrative expenses. When compared to the 2Q06, the SG&A expenses had a reduction of 6.2%, due to lower general and administrative expenses, a result of the policy of costs reduction implemented by Petroflex, and the reduction of 7.6% in the sales expenses, a consequence of the lower exported volume. When compared to the 1H06, the SG&A expenses of R$ 44.5 million totalized in the 1H07, were 8.4% lower.

Ebitda

The consolidated Ebitda in the 2Q07 totalized R$ 103.2 million, 3.9% higher than the one assessed in the 1Q07, influenced by strong increase in cash generation both of the Parent Company and Petroflex, which compensated the 14.3% reduction in the Riopol's Ebitda.

When compared to the 2Q06, the consolidated Ebitda showed a growth of 564.1%. Such growth is explained by the sensible recovery of businesses starting from the 3Q06, reflected in the progress of 12.1 b.p. of the Ebitda margin.


13.5%
6.8%
8.2%
7.8%
3.1%
2.6%
10.5%
14.5%
15.8%
14.7%
66.8
37.2
48.6
37.2
14.6
15.6
73.1
90.1
99.4
103.2
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07

In the semester, the company accumulated a consolidated Ebitda of R$ 202.6 million, 572.3% higher than the one recorded in the 1H06 as a result of the recovery of spreads recorded starting from the 3Q06, reflected in better results disclosed by the companies, and of the non-contribution of result of Riopol in the 1Q06 plus a negative cash generation of this company in the 2Q06. In the 2Q07, 70.5% of the consolidated Ebitda of Suzano Petroquímica resulted from the contribution of the polypropylene business.

Ebitda R$ million	2Q07	2Q06	Δ% 2Q07/2Q06	1Q07	Δ% 2Q07/1Q07	1H07	1H06	Δ% 1H07/1H06
Suzano Petroquímica Parent Company	**72.8**	**18.4**	**296.4%**	**68.5**	**6.3%**	**141.2**	**31.0**	**354.9%**
Riopol[1]	21.1	(6.9)	407.1%	24.6	(14.3%)	45.8	(6.9)	-
Petroflex[1]	9.7	6.1	59.0%	6.6	47.2%	16.2	8.7	86.2%
Other revenues/ consolidated expenses[3]	**(0.3)**	**-**	**-**	**(0.3)**	**-**	**(0.6)**	**(2.7)**	**-**
Suzano Petroquímica Consolidated[2]	**103.2**	**15.5**	**564.1%**	**99.4**	**3.9%**	**202.6**	**30.1**	**572.3%**

1 – Participation of Suzano Petroquímica of 33.33% in Riopol and 20.12% in Petroflex
2 - Pro forma consolidation considering for all the periods mentioned the participations in Petroflex and Riopol. It does not consider the participation held in Politeno in the periods previous to its sale which took place on Apr 04, 2006.
3 – These reflect the consolidated operating revenues/expenses of SPQ Investimentos e Participações Ltda., of Suzanopar Petroquímica Ltd. and of Polipropileno Participações up to September 30, 2006.

Riopol: the Ebitda achieved by the company in the 2Q07 was 14.3% lower than the one in the 1Q07, reaching R$ 63.4 million. The increase of 2.1 b.p. in the gross margin of the company was neutralized by greater expenses assessed in the quarter. The Ebitda margin assessed in the 2Q07 was of 17.6%, representing a reduction of 1.5 b.p when compared to the 1Q07. Riopol contributed with a share of 20.5% in the consolidated Ebitda of Suzano Petroquímica in the 2Q07.


-7,3%
22,7
57,0
73,9
63,4
3Q06
4Q06
1Q07
2Q07

Petroflex: the company recorded an operating cash generation in the 2Q07 of R$ 48.0 million, 47.2% higher than the one reached in the 1Q07, due to an increase of 1.9 b.p. in the gross margin together with a positive non-recurring operating revenue resulting from the reversion of the provision of the actuarial liabilities of Petros in the amount of R$ 6.1 million, and of the carbon credits sale in the amount of R$ 1.5 million. When compared to the 2Q06, the Ebitda showed an expressive increase of 59.0%, mainly as a result of the gross margin 4 b.p. greater in the quarter. Thus, Petroflex also showed an important recovery in its Ebitda margin, reaching 13.2% in the 2Q07, compared to a 9.3% margin assessed in the 1Q07 and in the 2Q06. In the 1H07, the company obtained an Ebitda of R$ 80.6 million, 86.2% higher than the 1H06, with a 11.3% margin.

Financial Result and Indebtedness

Suzano Petroquímica obtained a positive net consolidated financial result of R$ 33.2 million in the 2Q07, 176.7% higher than the result recorded in the 1Q07, due primordially to the average appreciation of 6.3%of the Real within the period, which positively contributed with R$ 69.3 million to the financial result.

In the 1H07, the net financial result was of R$ 45.2 million, 309.4% above the one recorded in the 1H06, benefited by a positive effect of exchange rate variation of R$ 117.5 million, as a result of the most part of the indebtedness of the companies being registered in Dollars.

The consolidated gross indebtedness of the Company (considering principal and interests) in June 30, 2007 was of R$ 1,854.7 million, 5.2% lower than the amount of R$ 1,956.8 million in March 31, 2007, due to the payment of US$ 57.4 million of the indebtedness made by Riopol and by the appreciation of the Real, translating the Dollars indebtedness into a lower amount in local currency. The consolidated net indebtedness reached R$ 1,447.0 million, 5.4% below the one registered in the previous quarter, as a result of the lower gross indebtedness in Reals, which more than compensated the reduction of 4.6% in the cash availability.

Net Indebtedness / Ebitda

Confirming the commitment undertaken with the market, the Company continued its curve of strong deleverage also in the Consolidated, with the Net Indebtedness /Ebitda ratio falling 1.5 b.p., reaching 4.0 times at the end of the 2Q07. Such reduction is a result of the combination of the diminishment of the consolidated net indebtedness and of the 31.5% increase of the accumulated pro forma consolidated Ebitda in the last 12 months. This reduction process of consolidated leverage shall be maintained in the next periods, with the expectation of maintenance of good levels of cash generation of Riopol, replacing Ebitdas registered during its learning curve in previous quarters in 2006, the cash that will probably be received in 4Q07 as the second installment for the Politeno sale, and also considering the hypothesis of a future sale of Petroflex. It is worthy to stress that both the indebtedness of the Parent Company and Riopol's are concentrated in the long term, non existing any rolling pressure or compliance difficulties with financial commitments, which are comfortably scheduled for the next years.

Net Indebtness / Ebitda
Consolidated *Pro Forma*


13.2
11.4
8.1
5.5
4,0
06.30.06
09.30.06
12.31.06
03.31.07
06.30.07

Net Income

The maintenance of the movement of recovery of our results and of our controlled companies contributed for the achievement, in the 2Q07, of a net income of R$ 72.1 million, the greater quarterly record of the last years and exceeding further in 32.1% the previous record, which had been recorded in the 1Q07. This level of net income was possible thanks to the good level of operating result of the Parent Company and of the controlled companies Riopol and Petroflex, associated to the positive contribution of R$ 33.2 million of financial result, impacted by the appreciation of the Real, and further by the additional accounting of R$ 12.1 million related to the adjustment of the earn-out formula related to the sale of our interests in Politeno, and despite the recurring goodwill amortization of R$ 13.7 million in the period.

For consolidation purposes, the Parent Company net income in the 2Q07 is R$ 651 thousand lower than the consolidated net income due to a tax incentive reclassification of 25% of withholding taxes expenses related to the Camaçari unit, in the jurisdiction of the Northeastern Development Agency (ADENE).

Annexes

1. Balance Sheets – Controlling Company and Consolidated
2. Statement of results– Controlling Company
3. Statement of results– Consolidated
4. Statement of results– Riopol
5. Balance Sheets – Riopol

ANNEX 1 – BALANCE SHEETS

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	06/30/2007	03/31/2007
Cash and cash equivalents	197,593	207,417
Other current assets	502,362	439,835
Long-term assets	186,537	197,099
Other permanent assets	1,205,024	1,190,760
Property, plant and equipment	476,241	477,135
Total Assets	**2,567,757**	**251,225**
Suppliers	177,032	122,268
Short-term loans	242,156	195,161
Other short-term liabilities	47,618	59,466
Long-term loans	980,824	1,074,844
Other long-term liabilities	7,348	18,852
Future Periods Results	19,473	20,372
Shareholders' equity	1,093,306	1,021,283
Total liabilities	**2,567,757**	**2,512,246**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	06/30/2007	03/31/2007
Cash and cash equivalents	407,746	460,242
Other current assets	819,227	733,385
Long-term assets	295,849	307,491
Other permanent assets	586,636	609,150
Property, plant and equipment	1,322,739	1,330,241
Total Assets	**3,432,197**	**3,440,509**
Suppliers	227,309	183,926
Short-term loans	313,760	288,434
Other short-term liabilities	91,063	100,279
Long-term loans	1,540,961	1,668,318
Other long-term liabilities	128,732	140,304
Future Periods Results	37,066	37,965
Shareholders' equity	1,093,306	1,021,283
Total Liabilities	**3,432,197**	**3,440,509**

ANNEX 2 – STATEMENT OF RESULT - CONTROLLING COMPANY

Suzano Petroquímica - Parent Company
Income Statement
R$ thousand

	2Q 07	2Q 06	Var. %	1Q07	Var. %
Gross Revenues	670,787	565,994	19%	571,921	17%
Gross Revenues Deductions	(155,143)	(132,988)	17%	(130,536)	19%
Net Revenues	**515,644**	**433,006**	**19%**	**441,385**	**17%**
Cost of Goods Sold	(418,814)	(392,840)	7%	(349,775)	20%
Gross Income	**96,830**	**40,166**	**141%**	**91,610**	**6%**
Gross Margin	*18.8%*	*9.3%*	*+9,5p.p.*	*20.8%*	*-2,0p.p.*
			0%		
Selling Expenses	(32,757)	(33,393)	-2%	(35,102)	-7%
General and Administrative Expenses	(15,263)	(12,737)	20%	(10,734)	42%
Other Net Operating Revenue (Expenses)	3,548	6,211	-43%	2,736	30%
Activity Result	**52,358**	**247**	**21098%**	**48,510**	**8%**
Activity Margin	*10.2%*	*0.1%*	*+10,1p.p.*	*11.0%*	*-0,8p.p.*
Net Financial Revenues (Expenses)	21,421	(27,021)	179%	9,400	128%
Financial Revenues	5,883	3,281	79%	4,315	36%
Financial Expenses	15,538	(30,302)	151%	5,085	206%
Equity Results	31,674	(930)	3506%	28,701	10%
Goodwill Amortization	(13,704)	(14,860)	-8%	(13,545)	1%
Net non-Operating Revenues (Expenses)	(317)	(262)	21%	(4,847)	-93%
Income Before Income Tax and Social Contributi	**91,432**	**(42,826)**	**313%**	**68,219**	**34%**
Income Tax and Social Contribution	(19,946)	16,512	-221%	(13,620)	46%
Minority Interest	-	-		-	
Net Income/Loss for the Year	**71,486**	**(26,314)**	**372%**	**54,599**	**31%**
EBITDA	72,761	18,357	296%	68,461	6%
EBITDA Margin	*14.1%*	*4.2%*	*+9,9p.p.*	*15.5%*	*-1,4p.p.*

ANNEX 3 – STATEMENT OF RESULT - CONSOLIDATED

Suzano Petroquímica - Consolidated Income Statement

R$ thousand

	2Q 07	2Q 06	Var. %	1Q07	Var. %
Gross Revenues	901,637	763,050	18%	805,349	12%
Gross Revenues Deductions	(201,019)	(170,399)	18%	(174,889)	15%
Net Revenues	**700,618**	**592,651**	**18%**	**630,460**	**11%**
			0%		
Cost of Goods Sold	(566,425)	(548,728)	3%	(504,245)	12%
Gross Income	**134,193**	**43,923**	**206%**	**126,215**	**6%**
Gross Margin	*19.2%*	*7.4%*	*+11,8p.p.*	*20.0%*	*-0,8p.p.*
			0%		
Selling Expenses	(47,970)	(44,691)	7%	(48,257)	-1%
General and Administrative Expenses	(21,802)	(20,798)	5%	(16,028)	36%
Other Net Operating Revenue (Expenses)	4,780	8,414	-43%	2,558	87%
Activity Result	**69,201**	**(13,152)**	**626%**	**64,488**	**7%**
Activity Margin	*9.9%*	*-2.2%*	*+12,1p.p.*	*10.2%*	*-0,4p.p.*
			0%		
Net Financial Revenues (Expenses)	33,219	(36,690)	-191%	12,005	177%
Financial Revenues	8,717	(84,485)	-110%	7,401	18%
Financial Expenses	24,502	47,795	-49%	4,604	432%
Equity Results	-	-	0%	-	
Goodwill amortization	(13,704)	(14,860)	-8%	(13,545)	1%
Net non-Operating Revenues (Expenses)	11,782	13,754	-14%	10,858	9%
Income Before Income Tax and Social Contributi	**100,498**	**(50,948)**	297%	**73,806**	**36%**
			0%		
Income Tax and Social Contribution	(28,361)	24,600	-215%	(19,207)	48%
Monirity Interest	-	34	-100%	-	0%
Net Income/Loss for the Year	**72,137**	**(26,314)**	**374%**	**54,599**	**32%**
			0%		
EBITDA	103,220	15,542	564%	99,392	4%
EBITDA Margin	*14.7%*	*2.6%*	*+12,1p.p.*	*15.8%*	*-1,1p.p.*

ANNEX 4 – STATEMENT OF RESULT - RIOPOL

Rio Polímeros
Income Statement
R$ thousand

	2Q 07	2Q06	Var. %	1Q 07	Var. %
Gross Revenues	448,623	354,715	26%	474,111	-5%
Gross Revenues Deductions	(88,719)	(70,680)	26%	(86,994)	2%
Net Revenues	**359,904**	**284,035**	**27%**	**387,117**	**-7%**
Cost of Goods Sold	(283,165)	(295,603)	-4%	(312,722)	-9%
Gross Income	**76,739**	**(11,568)**	**763%**	**74,395**	**3%**
Gross Margin	*21.3%*	*-4.1%*	+25.4p.p.	*19.2%*	+2.1p.p.
			0%		
Selling Expenses	(37,118)	(24,568)	51%	(31,574)	18%
General and Administrative Expenses	(13,543)	(13,213)	2%	(9,711)	39%
Other Net Operating Revenue (Expenses)	-	-		-	
Activity Result	**26,078**	**(49,349)**	**-153%**	**33,110**	**-21%**
Activity Margin	*7.2%*	*-17.4%*	+24.6p.p.	*8.6%*	-1.3p.p.
Net Financial Revenues (Expenses)	25,533	(35,732)	171%	(886)	2983%
Financial Revenues	(1,104)	(107,547)	-99%	(1,965)	-44%
Financial Expenses	26,637	71,815	-63%	1,080	2367%
Equity Results	-	-	-	-	-
Goodwill amortization	-	-	-	-	-
Net non-Operating Revenues (Expenses)	2	-	-	2	-
Income Before Income Tax and Social Contribution	**51,613**	**(85,081)**	**161%**	**32,227**	**60%**
Income Tax and Social Contribution	(18,096)	27,489	-166%	(11,031)	64%
Monirity Interest	-	-		-	0%
Net Income/Loss for the Year	**33,517**	**(57,592)**	**158%**	**21,196**	**58%**
EBITDA	63,384	(20,645)	407%	73,942	-14%
EBITDA Margin	*17.6%*	*-7.3%*	*+24,9p.p.*	*19.1%*	*-1.5p.p.*

ANNEX 5 – BALANCE SHEETS - RIOPOL

Rio Polímeros Balance Sheet

R$ 000

	06/30/2007	03/31/2007
Cash and cash equivalents	2,527	141,836
Other current assets	425,595	382,202
Long-term assets	294,687	301,977
Other permanent assets	558,461	573,777
Property, plant and equipment	2,280,122	2,298,809
Total Assets	**3,561,392**	**3,698,601**
Suppliers	87,919	95,475
Short-term loans	160,532	224,949
Other short-term liabilities	52,391	44,212
Long-term loans	1,507,642	1,617,589
Other long-term liabilities	325,931	322,916
Future Periods Results	-	-
Minority interest	-	-
Shareholders' equity	1,426,977	1,393,460
Total liabilities	**3,561,392**	**3,698,601**

END